                                     THIS FILING IS MADE PURSUANT TO RULE
                                     424(B)(4) UNDER THE SECURITIES ACT OF 1933
                                     IN CONNECTION WITH REGISTRATION NO.
                                     333-94559 AND REGISTRATION NO. 333-95459


PROSPECTUS


                                4,200,000 SHARES


                             [GENE LOGIC INC. LOGO]

                                  COMMON STOCK
                            ------------------------


     Gene Logic is selling 4,200,000 shares of common stock.



     Our shares are listed for trading on the Nasdaq National Market under the symbol "GLGC." On January 26, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $60.125 per share.


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" STARTING ON PAGE 7.

                            ------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


                                                               PER SHARE        TOTAL
-----------------------------------------------------------------------------------------
Public Offering Price.......................................     $56.00      $235,200,000
Underwriting Discounts and Commissions......................       2.94        12,348,000
Gene Logic's proceeds.......................................      53.06       222,852,000
-----------------------------------------------------------------------------------------



     The underwriters have an option to purchase up to an additional 480,000 shares from us and up to an additional 150,000 shares from certain selling stockholders to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about February 1, 2000.


ING BARINGS
                  CHASE H&Q
                                   ROBERTSON STEPHENS
                                                DAIN RAUSCHER WESSELS
                            ------------------------


                                JANUARY 27, 2000

                               [INSIDE COVER ART]

READS(TM), GeneExpress(TM), BioExpress(TM), ToxExpress(TM), PharmExpress(TM), and Flow-thru Chip(TM) are trademarks of Gene Logic Inc. GeneChip(R) is a registered trademark of Affymetrix Inc. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements that are incorporated by reference in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to "we," "us" and "our" refer to Gene Logic Inc. and its wholly owned subsidiary.

                                GENE LOGIC INC.

     Gene Logic has built and is commercializing what we believe to be the world's most comprehensive survey of gene expression in human and animal tissues. We market two types of gene expression database products to the global pharmaceutical, healthcare and life science industries: our custom databases and related software products, for which we currently have 13 customers, and our new GeneExpress reference database suite, for which we currently have two customers. Gene expression, which is the degree to which genes in a cell are switched on or off, or regulated, is information critical to understanding the functions of genes. Since genes direct all biological processes, gene expression information is increasingly recognized by leading pharmaceutical companies as a fundamental tool for all aspects of biomedical research, particularly drug discovery and development.

     Since 1997, we have developed custom gene expression databases designed for each of our customers' internal programs and needs and targeted to specific therapeutic areas of interest, including heart failure, kidney disease, osteoporosis, psychiatric disorders and other major illnesses. Building on this know-how, in March 1999 we began developing our GeneExpress database suite of reference gene expression information. The GeneExpress databases contain information from a broad range of normal and diseased human tissues, tissues from experimental animals, human and animal cell lines and tissues that have been treated with many different drugs. We completed development of the first commercial version of the GeneExpress database suite in November 1999. We currently market GeneExpress through nonexclusive subscriptions to customers in the pharmaceutical, biotechnology and diagnostic industries, and are developing versions of the database suite to market to the academic and government life science research community and to physicians and patients. We sold our first GeneExpress subscription in December 1999.

     We generate our gene expression data in our own laboratories from tissues we collect through our biorepository network using two complementary technologies -- GeneChip microarrays produced by Affymetrix and our own patented gene expression technology, Restriction Enzyme Analysis of Differentially-expressed Sequences, or READS. The combination of GeneChip microarrays and READS enables us to obtain comprehensive coverage of the genes expressed in virtually all important tissue types. By the end of 1999, the GeneExpress database contained gene expression profiles on over 1,000 tissue samples representing more than 30 million gene expression data points. By the end of 2003, we expect to have complete profiles on 30,000 tissue samples representing an estimated 3 billion gene expression data points.

     We have also developed sophisticated data management software in conjunction with our database products to enable our customers to integrate our information with their own in-house data, as well as with the gene sequence and other biological information publicly available on the Internet. Our software includes powerful tools for the analysis of this information, allowing users to conduct a broad variety of electronic experiments designed to answer their specific questions about mechanisms of disease and drug action.

     The GeneExpress database suite can be used for many important research applications, such as to discover and validate novel drug targets, develop therapeutic compounds and facilitate clinical trials and patient management. Because our gene expression information is warehoused in electronic form in a relational database, we have the flexibility of repackaging the data into different versions for customers requiring varying levels of information and pricing such versions optimally. As a result, we can market the same information to many different types of customers, thereby maximizing the revenue potential of the underlying data. We believe our GeneExpress database suite will become a fundamental reference source of gene expression information for many scientists engaged in industrial and academic biological research. Because the information is distributed over the Internet, we believe we can also establish a portal that will create multiple e-commerce promotional and transactional revenue opportunities. These may include the promotion and sale of third party products, such as custom gene chips, research reagents and specialized genomic diagnostic products.

     Our customers for our custom databases, data management software and GeneExpress database suite include:

- AGY Therapeutics             - Organon (Akzo Nobel)      - SmithKline Beecham
- Aventis                      - PE Biosystems             - Therapeutic Genomics
- Aventis CropScience          - Procter & Gamble          - UCB Pharma
- Fujisawa Pharmaceutical        Pharmaceuticals           - Wyeth-Ayerst
- Japan Tobacco                - Schering-Plough Research    Laboratories
- Merck & Co.                    Institute                   (American Home Products)

     These customers provide us with various combinations of technology and database access fees, research fees, up-front payments, research and product development milestone payments and royalties that could enable us to receive a portion of our customers' revenues from sales of any products that result from use of our technology or proprietary database information.

     We have completed over 12,000 expression profiles in a wide variety of tissues and identified over 2,700 genes involved in the onset and progression of heart failure, kidney disease, infertility, psychiatric disorders and other major illnesses as well as over 2,100 genes that predict drug toxicity and agricultural crop characteristics. We are seeking patent protection for the most important of these discoveries. Our customers are currently using 24 of these genes in drug discovery programs from which we would be entitled to earn milestone payments and royalties on sales of any resulting products.

     Our goal is to be the world's leading source of gene expression information. The key elements of our strategy are to:

     - market our database information to the global pharmaceutical, healthcare and life science industries;

     - expand our gene expression databases to build the world's most comprehensive gene expression resource;

     - enhance functionality of our software to add further value to our data content;

     - include other types of biological data in our databases; and

     - leverage our Internet distribution channel to earn additional e-commerce revenues.

     Our principal executive offices are located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878, and our telephone number is (301) 987-1700. Our website is located at http://www.genelogic.com. Information contained on our website is not part of this prospectus.

                                  THE OFFERING


Common stock offered......................  4,200,000 shares
Common stock outstanding after the
  offering................................  24,205,688 shares
Use of proceeds...........................  To fund product and technology development, to expand our database product marketing efforts, to provide
                                            working capital and for general corporate purposes,
                                            including possible acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol.............  GLGC



     The number of shares of common stock offered assumes that the underwriters' over-allotment option to purchase 480,000 shares from us and 150,000 shares from certain selling stockholders is not exercised. See "Underwriting."


     The outstanding share information is based upon our shares of common stock outstanding as of December 31, 1999, and assumes that no options or warrants have been exercised since December 31, 1999. In addition, this information excludes:

     - 3,929,014 shares of common stock reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $4.41 per share, including 1,602,753 shares subject to options exercisable within 60 days of December 31, 1999 at a weighted average exercise price of $3.60 per share;

     - 2,177,491 shares of common stock reserved for future issuance under our employee benefit plans; and

     - 476,505 shares of common stock reserved for issuance pursuant to outstanding warrants with a weighted average exercise price of $25.46 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                    -------------------------------------      -------------------
                                     1995     1996      1997       1998          1998       1999
                                    ------   -------   -------   --------      --------   --------
                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:
Revenues..........................  $   --   $    --   $ 2,047   $ 13,197      $  8,618   $ 13,502
Operating expenses:
     Research and development.....     486     1,741     6,061     16,605        11,234     21,506
     General and administrative...     258     1,345     3,825      7,552         4,991      6,094
     Acquired in-process research
       and development(1).........      --        --        --     35,196        35,196         --
     Amortization of goodwill.....      --        --        --        381            --      1,143
                                    ------   -------   -------   --------      --------   --------
Total operating expenses..........     744     3,086     9,886     59,734        51,421     28,743
                                    ------   -------   -------   --------      --------   --------
Loss from operations..............    (744)   (3,086)   (7,839)   (46,537)      (42,803)   (15,241)
Interest income, net..............      --       221       745      1,844         1,527        589
Other income (expense)............      --        --        --        (80)          (80)        30
Income tax expense................      --        --       100        100            --        100
                                    ------   -------   -------   --------      --------   --------
Net loss..........................    (744)   (2,865)   (7,194)   (44,873)      (41,356)   (14,722)
Accretion of mandatory redemption
  value of preferred stock........       1       494     1,286         --            --         --
                                    ------   -------   -------   --------      --------   --------
Net loss attributable to common
  stockholders....................  $ (745)  $(3,359)  $(8,480)  $(44,873)     $(41,356)  $(14,722)
                                    ======   =======   =======   ========      ========   ========
Basic and diluted net loss per
  common share....................  $(3.48)  $ (5.87)  $ (3.97)  $  (2.86)     $  (2.88)  $  (0.74)
                                    ======   =======   =======   ========      ========   ========
Shares used in computing basic and
  diluted net loss per common
  share...........................     214       572     2,138     15,681        14,345     19,799
                                    ======   =======   =======   ========      ========   ========
OTHER DATA:
Loss from operations before
  acquired in-process research and
  development and amortization of
  goodwill........................  $ (744)  $(3,086)  $(7,839)  $(10,960)     $ (7,607)  $(14,098)
                                    ======   =======   =======   ========      ========   ========


                                                                 SEPTEMBER 30, 1999
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              -------   --------------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $16,592      $239,044
Working capital.............................................   11,739       234,191
Total assets................................................   42,974       265,426
Total long-term debt and capital lease obligation...........    4,646         4,646
Total stockholders' equity..................................   28,087       250,539


---------------
(1) In connection with our acquisition of Oncormed, we incurred a non-recurring charge of $35.2 million related to the write-off of acquired in-process research and development.


(2) Adjusted to give effect to the sale by us of 4,200,000 shares of common stock in this offering (assuming no exercise of the underwriters' over-allotment option) at a public offering price of $56.00 per share after deducting the underwriting discounts and commissions and estimated expenses of the offering.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide to buy any of our common stock. Except for historical information, the information contained in this prospectus and in our SEC reports are "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below address some of the factors that may affect our future operating results and financial performance.

TO GENERATE SIGNIFICANT REVENUES, WE MUST RETAIN EXISTING AND OBTAIN ADDITIONAL DATABASE CUSTOMERS.

     Our strategy depends on entering into agreements to provide gene expression information products to pharmaceutical, biotechnology and other companies. Our current customers include AGY Therapeutics, Inc., American Home Products Corp.'s Wyeth-Ayerst Laboratories, Aventis, Fujisawa Pharmaceutical Co., Ltd., Japan Tobacco, Inc., Merck & Co., Inc., N.V. Organon, a unit of Akzo Nobel NV, PE Biosystems, Procter & Gamble Pharmaceuticals, Inc., Schering-Plough Corporation's Schering-Plough Research Institute, SmithKline Beecham PLC, Therapeutic Genomics, Inc., and UCB Research, Inc., a division of UCB Pharma. We also have an agreement with Aventis CropScience to build a database of gene expression for agricultural applications. Each of the agreements that we have with our customers is for a specific term, and some of these agreements are terminable without penalty by our customers prior to expiration. If any agreements are terminated or expire and are not renewed, our business could suffer.

     In addition, we must obtain new customers for our products in order to be successful. In particular, we have only recently commenced efforts to market our GeneExpress database suite. If we are unsuccessful in selling our GeneExpress database products, our business will suffer.

OUR SALES CYCLE IS LENGTHY AND WE MAY SPEND CONSIDERABLE RESOURCES ON UNSUCCESSFUL SALES EFFORTS OR MAY NOT BE ABLE TO COMPLETE DEALS ON THE SCHEDULE WE ANTICIPATE.

     Our ability to obtain new customers for our database products depends upon our customers' belief that our products can help accelerate their drug discovery efforts. Our sales cycle is typically lengthy because we need to educate our potential customers and sell the benefits of our products to a variety of constituencies within such companies. In addition, each agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that an agreement will result. Actual and proposed consolidations of pharmaceutical companies have affected and may in the future affect the timing and progress of our sales efforts.

OUR TECHNOLOGIES ARE NEW AND UNPROVEN AND MAY NOT ALLOW US OR OUR CUSTOMERS TO DEVELOP COMMERCIAL PRODUCTS.

     Our technologies involve new and unproven approaches. They are based on the assumption that information about gene expression and gene sequences may help scientists better understand complex disease processes. There is limited understanding of the roles of genes in these diseases. Few therapeutic products based on gene discoveries have been developed and commercialized. Our information and technologies may not enable us or our customers to identify drug targets and drug leads. Even if they are successful in identifying drug targets and drug leads based on their discoveries made using our databases, our customers may not be able to discover or develop commercially viable products. To date, no one has developed or commercialized any therapeutic, diagnostic or agricultural products based on our technologies. If we fail to identify genes useful for the discovery and development of such products, our current and potential customers may lose confidence in our products and company and our business may suffer as a result.

OUR CUSTOMERS MAY NOT BE SUCCESSFUL IN DEVELOPING OR COMMERCIALIZING THERAPEUTIC, DIAGNOSTIC OR OTHER LIFE SCIENCE PRODUCTS USING OUR GENE EXPRESSION INFORMATION.

     Development of therapeutic, diagnostic and other life science products based on our customers' discoveries will also be subject to other risks of failure inherent in their development or commercial viability. These risks include the possibility that any such products will:

     - be found to be toxic;

     - be found to be ineffective;

     - fail to receive necessary regulatory approvals;

     - be difficult or impossible to manufacture on a large scale;

     - be uneconomical to market;

     - fail to be developed prior to the successful marketing of similar products by competitors; or

     - be impossible to market because they infringe on the proprietary rights of third parties or compete with products marketed by third parties that are superior.

     If our customers discover therapeutic, diagnostic or other life science products using our custom databases, we will rely on them for product development, regulatory approval, manufacturing and marketing of those products before we can realize some of the milestone payments, royalties and other payments we may be entitled to under the terms of some of our custom database agreements. Our agreements with our customers typically allow the customers significant discretion in electing whether to pursue any of these activities. We cannot control the amount and timing of resources our customers may devote to our programs or potential products. As a result, we cannot be certain that our customers will choose to develop and commercialize such products. In addition, if a customer is involved in a business combination, such as a merger or acquisition or changes its business focus, its performance in its agreement with us may suffer and, as a result, we may not generate any revenues from the royalty, milestone and similar payment provisions of our custom database agreement with that customer.

WE RELY ON GENECHIP PROBE ARRAYS SUPPLIED BY AFFYMETRIX TO BUILD OUR GENEEXPRESS DATABASE SUITE.

     Our ability to continue to build the GeneExpress database suite will depend in part on the ability of Affymetrix to supply adequate quantities of high quality GeneChip probe arrays, which are widely accepted as the state-of-the-art in microarray technology. Affymetrix provides us with GeneChip probe arrays under an agreement that expires on January 1, 2002, but which we have the option to extend for up to two additional successive two-year terms. This agreement provides us with nonexclusive access to GeneChip probe arrays for our use in generating gene expression databases for license to multiple third parties and custom databases for license to a single third party. If Affymetrix licenses GeneChip probe arrays to others for similar uses, our business may suffer. The agreement also prohibits us from buying microarrays from third parties if Affymetrix can demonstrate that those third party microarrays materially infringe Affymetrix's intellectual property rights. If Affymetrix is unable or unwilling to supply us with GeneChip probe arrays or if such probe arrays are not available, we will need to obtain access to alternative microarray technologies or expand the use of our patented READS technology. Alternative microarray technologies may not be available to us, or may only be available to us on unfavorable terms. Restricted or curtailed access to GeneChip probe arrays could cause our business to suffer by delaying or increasing the cost of expansion of the GeneExpress database suite.

WE HAVE A HISTORY OF OPERATING LOSSES WHICH ARE LIKELY TO CONTINUE FOR SOME
TIME.

     We have incurred operating losses in each year since our inception. At September 30, 1999, we had accumulated operating losses of approximately $72.3 million. Our losses to date have resulted principally from costs incurred in the development of our gene expression databases, the $35.2 million non-recurring charge incurred in connection with our acquisition of Oncormed in 1998 and general and administrative costs associated with operations. We commenced development of our GeneExpress database suite of products in March 1999 and released the first commercial version in November 1999. We currently have only two customers for our GeneExpress products and expect to dedicate substantially all of our resources for the foreseeable future to further developing and maintaining our GeneExpress products. While we recognize revenues from our custom database products and expect to recognize revenues from subscriptions to our GeneExpress database products in the near term, we also expect to incur additional losses this year and in future years and cannot predict when, if ever, we will achieve profitability. These losses may increase in the near future as we expand our product development activities. In addition, our customers' product development efforts which utilize our products are at an early stage and, accordingly, we do not expect our losses to be substantially mitigated by revenues from milestone payments or royalties under those agreements for a number of years, if ever.

IF OUR ACCESS TO NECESSARY TISSUE SAMPLES, INFORMATION OR LICENSED TECHNOLOGIES IS RESTRICTED, WE WILL NOT BE ABLE TO CONTINUE TO DEVELOP OUR BUSINESS.

     To continue to build our GeneExpress database suite and custom database products, we need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms, if at all. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business will suffer. You should read the other sections of this prospectus regarding government regulation.

     Some of our genomics and bioinformatics technologies have been acquired or licensed from third parties, and we expect to acquire or license additional technologies from third parties. Our product development activities could suffer if we are not able to establish access to new or additional technologies that we believe are important to our business.

ANY INADEQUACY IN THE PROTECTION OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

     Our success will depend in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

     - the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

     - the claims of any patents which are issued may not provide meaningful protection;

     - we may not be able to develop additional proprietary technologies that are patentable;

     - the patents licensed or issued to us or our customers may not provide a competitive advantage;

     - other companies may challenge patents licensed or issued to us or our customers;

     - patents issued to other companies may harm our ability to do business;

     - other companies may independently develop similar or alternative technologies or duplicate our technologies; and

     - other companies may design around technologies we have licensed or developed.

     We may apply for patent protection for methods relating to gene expression and disease-specific patterns of gene expression that we identify and individual disease genes and targets that we discover.

These patent applications may include claims relating to novel genes and gene fragments and to novel uses for known genes or gene fragments identified from the use of our databases. We may not be able to obtain meaningful patent protection for our discoveries. Even if patents are issued, their scope of coverage or protection is uncertain.

     We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We have taken security measures to protect our proprietary know-how and confidential data and continue to explore further methods of protection. While we require all employees, consultants, partners and customers to enter into confidentiality agreements, we cannot be certain that we will be able to meaningfully protect our trade secrets. Any material leak of confidential data into the public domain or to third parties could cause our business, financial condition and results of operations to suffer.

WE ARE CURRENTLY INVOLVED IN PATENT LITIGATION WITH INCYTE PHARMACEUTICALS, INC. AND MAY IN THE FUTURE BE SUBJECT TO ADDITIONAL LITIGATION AND INFRINGEMENT CLAIMS.


     In December 1999, Incyte Pharmaceuticals, Inc. filed an action against us in the United States District Court for the Northern District of California, Case No. C99-5180 MJJ. In the action, Incyte asserts claims against us for purported infringement of certain patent rights held by Incyte. The alleged infringing activity involves our use of a wet chemistry process that Affymetrix recommends be used in connection with the preparation of samples before the sample is measured by an Affymetrix GeneChip. We must answer or otherwise respond to the complaint by February 2, 2000. We believe that we have meritorious defenses and intend to defend this suit vigorously. However, we may not be successful. At this time, we cannot reasonably estimate the possible range of any loss resulting from this suit due to uncertainty about the ultimate outcome. We expect to continue to spend a significant amount of money and management time on this litigation.


     As illustrated by the Incyte litigation, the technologies that we use to develop our products, and those that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. In particular, we are aware of a number of patents and patent applications owned by others relating to the analysis of gene expression or the manufacture and use of DNA chips. The risk of additional litigation will increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies engage in other genomic-related businesses. We anticipate that we will probably receive in the future additional notices from third parties alleging patent infringement.

     Litigation thus may be necessary to:

     - assert claims of infringement;

     - enforce our patents;

     - protect our trade secrets or know-how; or

     - determine the enforceability, scope and validity of the proprietary rights of others.

We could incur substantial litigation costs to defend ourselves in patent suits brought by other companies or to initiate such suits. Substantial litigation costs and potential adverse outcomes could cause our business, financial condition and results of operations to suffer. In addition, litigation could cause disruption in our business activities and divert management's time and attention from the operation of our business.

INTERNATIONAL PATENT PROTECTION IS UNCERTAIN.

     Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts. Finally, some of our patent protection in the United States is not available to us in foreign countries due to the laws of those countries.

OUR BUSINESS AND THE PRODUCTS DEVELOPED USING THE INFORMATION IN OUR DATABASES MAY BE SUBJECT TO GOVERNMENT REGULATION.

     Any new drug developed by the efforts of our customers as a result of their use of our GeneExpress database suite or our other products must undergo an extensive regulatory review process in the United States and other countries before it can be marketed. This regulatory process can take many years and require substantial expense. Changes in FDA policies and the policies of similar foreign regulatory bodies can increase the delay for each new drug, product license and biological license application. We expect similar delays in the regulatory review process for any diagnostic or agricultural product, where similar review or other approval is required. Even if marketing clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market.

     No product resulting from the use of our databases has been released for commercialization in the United States or elsewhere. In addition, no investigational new drug application has been submitted for any such product candidate. We expect to rely on our customers to file such applications and generally direct the regulatory review process. We cannot be certain if or when our customers will submit any applications for regulatory review, or whether our customers will be able to obtain marketing clearance for any products on a timely basis, if at all. If our customers fail to obtain required governmental clearances, it will prevent them from marketing drugs or diagnostic products until such clearance can be obtained, if at all. This will in turn reduce the chance of our ever receiving royalty payments from our customers. The occurrence of any of these events may cause our business, financial condition and results of operations to suffer.

     In addition, our access to and use of human or other tissue samples in the expansion of our GeneExpress database suite and the creation of custom databases may become subject to government regulation, both in the United States and abroad. United States and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples. If our access to or use of human tissue samples, or our customers' use of data derived from such samples, is restricted, our business will suffer.

     Because our customers access our products primarily via the Internet, our business is subject to government regulation relating to the Internet. Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the Internet covering such areas as pricing, content, taxation, copyright protection, user privacy, distribution and characteristics and quality of production and services. For a description of risks associated with governmental regulation relating to the Internet, you should read the other sections in this prospectus regarding governmental regulation.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

     We expect to continue to experience significant growth in the number of our employees and customers and the scope of our operations. In particular, we plan significant growth in our GeneExpress database suite business. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of our GeneExpress database products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth in this area, a key part of our strategy may not be successful. In addition, we must continue to invest in customer support resources as the number of database customers and their requests for support increase. Our customers typically have worldwide operations and may require support at multiple U.S. and foreign sites.

THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING RAPIDLY, AND WE MAY FALL BEHIND OUR COMPETITORS.

     There is intense competition among entities attempting to identify genes associated with specific diseases and to develop products and services based on these discoveries. We face competition in these areas from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. In particular, Incyte Pharmaceuticals has announced its intention to develop a gene expression reference database that may compete with our GeneExpress database suite, and there may be others developing competitive products. In addition, other entities are attempting to identify and patent randomly sequenced genes and gene fragments, while others are pursuing a gene identification, characterization and product development strategy based on positional cloning. We are aware that certain entities are using a variety of gene expression analysis methodologies, including the use of chip-based systems, to attempt to identify disease-related genes. In addition, numerous pharmaceutical companies are developing genomic research programs, either alone or in partnership with our competitors. Competition among such entities is intense and is expected to increase. In order to compete against existing and future technologies, we will need to demonstrate to potential customers that our technologies and capabilities are superior to competing technologies.

     Some of our competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. These competitors may discover, characterize or develop important genes, drug targets or drug leads, drug discovery technologies or drugs in advance of us or our customers or which are more effective than those developed by us or our customers, or may obtain regulatory approvals of their drugs more rapidly than we do or our customers do, any of which could have a material adverse effect on any of our similar programs. Moreover, our competitors may obtain patent protection or other intellectual property rights that would limit our rights or our customers' ability to use our products to commercialize therapeutic, diagnostic or agricultural products. We also face competition from these and other entities in gaining access to cells, tissues and nucleic acid samples used in our discovery programs.

     We will rely on our customers for support of certain of our discovery programs and intend to rely on our customers for preclinical and clinical development of related potential products and the manufacturing and marketing of these products. Each of our customers is conducting multiple product development efforts within each disease area that is the subject of their agreement with us. Generally, our agreements with our customers do not preclude the customer from pursuing development efforts utilizing approaches distinct from that which is the subject of our agreement with them. Any of our product candidates, therefore, may be subject to competition with another potential product under development by a customer.

     Future competition will come from existing competitors as well as other companies seeking to develop new technologies for drug discovery based on gene sequencing, target gene identification, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. Our agreement with Affymetrix provides us with nonexclusive access to GeneChip probe arrays for our use in generating gene expression databases for license to third parties. If Affymetrix licenses GeneChip probe arrays to others for similar uses, our business may suffer.

     Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field. Rapid technological development by us or others may result in products or technologies becoming obsolete before we recover the expenses we incur in connection with our development. Products offered by us could be made obsolete by less expensive or more effective drug discovery technologies, including technologies that may be unrelated to genomics. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies. For more information about our and our customers' competitors, you should read the other sections of this prospectus regarding competition.

OUR REVENUES ARE DERIVED PRIMARILY FROM, AND ARE SUBJECT TO RISKS FACED BY, THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

     We expect that our revenues in the foreseeable future will be derived primarily from products provided to the pharmaceutical and biotechnology industries. Accordingly, our success will depend directly upon their demand for our products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries. These reductions and delays may result from factors such as:

     - changes in economic conditions;

     - changes in the regulatory environment affecting health care and health care providers;

     - pricing pressures and reimbursement policies;

     - market-driven pressures on companies to consolidate and reduce costs; and

     - other factors affecting research and development spending.

     None of these factors is within our control.

OUR BUSINESS IS DEPENDENT ON THE CONTINUOUS, RELIABLE AND SECURE OPERATION OF OUR INTERNET APPLICATIONS AND RELATED TOOLS AND FUNCTIONS WE PROVIDE.

     Because our customers access our products primarily via the Internet, we depend upon the continuous, reliable and secure operation of Internet servers and related hardware and software. To the extent that our customers' access to our products via the Internet is interrupted, our business could suffer. Our computer and communications hardware is protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins and similar events. In addition, our database products are complex and sophisticated and could contain erroneous data, design defects or software errors that could be difficult to detect and correct. Software bugs and viruses may be found in current products or any future products that we develop. If we fail to maintain and further develop the necessary data to support our customers' drug discovery efforts, it could result in loss of or delay in our revenues and market acceptance. We also depend upon third parties to provide our customers with web browsers and Internet and on-line services necessary for access to our website. Any sustained disruption in Internet access provided by third parties could adversely impact our business.

MULTIPLE FACTORS BEYOND OUR CONTROL MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS AND MAY CAUSE OUR BUSINESS TO SUFFER.

     Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

     - our success in selling, and changes in the demand for, our products;

     - variations in the timing of payments from customers and the recognition of these payments as revenues;

     - the pricing of our products;

     - the timing of our new product introductions, if any;

     - changes in the research and development budgets of our customers and potential customers;

     - the introduction of new products and services by our competitors;

     - regulatory actions;

     - expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights;

     - the cost and timing of our adoption of new technologies; and

     - the cost, quality and availability of cell and tissue samples, reagents and related components and technologies, including those supplied to us pursuant to contractual arrangements.

     In particular, revenues from our database business are unpredictable because:

     - the sales cycle for our database products is lengthy;

     - we are dependent upon continued commercial demand for the information we gather and provide; and

     - the time required to develop custom databases can vary significantly.

     We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

ANY FUTURE ACQUISITIONS WILL CREATE RISKS AND UNCERTAINTIES.

     As part of our business strategy, we may acquire other assets, technologies and businesses. We cannot be sure, however, that acquisition candidates will be available or will be available on terms acceptable to us. Future acquisitions that we may complete involve risks such as the following:

     - we may be exposed to unknown liabilities of acquired companies;

     - our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

     - combining the operations and personnel of the acquired businesses with our own may be difficult and costly, and integrating or completing the development and application of acquired technologies may disrupt our business and divert management's time and attention;

     - our relationships with key customers of acquired businesses may be impaired due to changes in management and ownership of the acquired businesses;

     - we may be unable to retain key employees of the acquired businesses or hire enough qualified technical personnel to staff new or expanded operations;

     - we may incur amortization expenses if an acquisition results in significant goodwill or other intangible assets; and

     - our stockholders may be diluted if we pay for the acquisition with equity securities.

WE DEPEND ON KEY EMPLOYEES IN A COMPETITIVE MARKET FOR SKILLED PERSONNEL.

     We are highly dependent on the principal members of our management, operations and scientific staff. The loss of any of these persons' services would have a material adverse effect on our business. Although we have entered into employment agreements with many of these persons, we do not maintain a key person life insurance policy on the life of any employee, except several members of our senior management.

     Our future success also will depend in part on the continued service of our key scientific, software, bioinformatics and management personnel and our ability to identify, hire and retain additional personnel. We experience intense competition for qualified personnel. We may not be able to continue to attract and retain personnel necessary for the development of our business.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND MAY SUBJECT US TO ENVIRONMENTAL LIABILITY.

     Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources.

     We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

WE ARE EXPOSED TO PRODUCT LIABILITY AND RELATED RISKS.

     We may be exposed to claims of liability from the use of products that either we or our customers provide. For example, we may be subject to product liability if our GeneExpress or custom database products contain inaccurate information or if any of our customers develops or commercializes a product discovered through the use of our technology which results in injury or death to clinical trial participants or patients. In addition, genetic testing and information services that were provided by Oncormed prior to our acquisition of Oncormed could expose us to the risk of certain types of litigation, including medical malpractice claims, negligence claims or contract disputes. In particular, we are involved in a litigation matter relating to Oncormed described in the other sections of this prospectus regarding legal proceedings. We currently maintain product liability and medical malpractice insurance. Our insurance coverage may not be adequate to protect us against future claims. Furthermore, our customers may not indemnify us against these types of claims or may not themselves be adequately insured or, in the case of smaller companies, have a net worth sufficient to satisfy any product liability claims. A product liability claim, product recall or a medical malpractice claim could cause our business, financial condition and results of operations to suffer.

WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE.

     We believe that the net proceeds of this offering together with existing cash and marketable securities, borrowings under equipment financing arrangements and anticipated cash flow from operations will be sufficient to support our operations at least until the end of 2003. We may choose to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for our operating plan. We could require additional funding in the future. In particular, we may need additional funds to expand the content of our databases and to increase our marketing efforts. We may seek funding through additional public or private equity offerings, debt financings or agreements with customers. If we raise additional capital by issuing equity or convertible debt securities, the issuances may dilute share ownership and future investors may be granted rights superior to those of current shareholders. Additional financing may not be available when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

OUR STOCK PRICE IS HIGHLY VOLATILE.

     The market price of our common stock is likely to continue to be highly volatile due to risks and uncertainties described in this section of the prospectus, as well as other factors, including:

     - conditions and publicity regarding the genomics or life sciences industries generally;

     - sales of substantial amounts of our stock by existing stockholders;

     - price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

     - comments by securities analysts, or our failure to meet analysts' expectations.

     Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, in the past, class action lawsuits have been initiated against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies' stock. In general, decreases in our stock price would reduce the value of our stockholders' investments and could limit our ability to raise necessary capital or make acquisitions of assets or businesses. If litigation were instituted on this basis, it could result in substantial costs and would divert management's attention and resources. This could have a material adverse effect on our business, financial condition and results of operations.

YOUR INVESTMENT WILL BE IMMEDIATELY DILUTED, AND IF WE RAISE ADDITIONAL FUNDING BY ISSUING EQUITY SECURITIES, THE VOTING POWER OF YOUR INVESTMENT WILL BE DILUTED FURTHER.


     Your investment will suffer immediate and substantial dilution of approximately $45.96 per share in the net tangible book value of the shares purchased. In addition, if we raise additional funding by issuing more equity securities, the new shares will dilute the voting power of your investment on a percentage basis. Any additional issuance of equity securities may also result in the value of your investment declining.


IF WE HAVE NOT ADEQUATELY PREPARED FOR THE TRANSITION TO THE YEAR 2000, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD SUFFER.

     We have executed a plan designed to make our computer systems, applications, equipment and facilities Year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to Year 2000, but complete testing of those systems by our normal business operations have been limited so far. In the first several months of 2000, it is possible that material difficulties could be discovered or could arise. We cannot guarantee that our Year 2000 readiness plan has been successfully implemented, and actual results could still differ materially from our plan. In addition, we have communicated with our critical external suppliers to determine the extent to which we may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable, we have attempted to mitigate our risks with respect to the failure of these entities to be Year 2000 ready. The effect, if any, on our results of operations from any failure of such parties to be Year 2000 ready cannot yet be determined.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions of our Certificate of Incorporation and By-laws and Delaware law could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders. This could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the current market price for their shares.

     Our Certificate of Incorporation gives our board of directors the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

     We also have a classified board of directors serving staggered three-year terms. This could delay or limit the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial, in the short term, to the interests of stockholders.

OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN OUR FORWARD-LOOKING STATEMENTS.

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. Discussions containing forward-looking statements may be found in the material set forth under the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as in this prospectus generally. We generally use words such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar expressions to indicate when we are making forward-looking statements. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

     The forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of the 4,200,000 shares of common stock offered by us are estimated to be $222.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds to us would be $247.9 million. Certain selling stockholders will use a portion of the net proceeds that they receive from the sale of their shares if the underwriters' over-allotment option is exercised to repay loans from us. Otherwise, we will not receive any portion of the proceeds from any sale of the shares of common stock by the selling stockholders.


     We intend to use the net proceeds from this offering as follows:

     - to fund our product and technology development activities, including scale-up of our laboratory, database and business development operations;

     - to provide working capital; and

     - for general corporate purposes, including possible acquisitions.

     We have not yet determined the amount of net proceeds to be used for each of the purposes indicated. Accordingly, our management will retain broad discretion in the allocation of the net proceeds and may use a portion of the net proceeds to fund acquisitions of complementary technologies, products or businesses, although we have no current agreements or commitments for any such acquisitions. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol GLGC since November 21, 1997. The following table sets forth for the periods indicated the high and low closing prices for our common stock, as reported by the Nasdaq National Market.


                                                               HIGH       LOW
                                                              -------   -------
YEAR ENDED DECEMBER 31, 1997
Fourth Quarter (from November 21, 1997).....................  $ 8.375   $ 7.500
YEAR ENDED DECEMBER 31, 1998
First Quarter...............................................    9.250     7.625
Second Quarter..............................................    8.500     6.000
Third Quarter...............................................   10.125     3.688
Fourth Quarter..............................................    6.969     3.000
YEAR ENDED DECEMBER 31, 1999
First Quarter...............................................    8.000     4.375
Second Quarter..............................................    5.219     3.438
Third Quarter...............................................    6.906     3.688
Fourth Quarter..............................................   28.125     5.438
YEAR ENDING DECEMBER 31, 2000
First Quarter (through January 26, 2000)....................  $63.813   $24.750



     On January 26, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $60.125. As of December 31, 1999, there were 20,005,688 shares of our common stock outstanding held by approximately 223 holders of record.

                                 CAPITALIZATION

     The following table sets forth on an unaudited basis our capitalization as of September 30, 1999:

     - on an actual basis; and


     - on an as adjusted basis after giving effect to the sale of the 4,200,000 shares of common stock we are offering at a public offering price of $56.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.


     You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference herein and "Selected Consolidated Financial Data" included elsewhere in this prospectus.


                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt and capital lease
  obligation................................................  $  1,439    $  1,439
                                                              ========    ========
Noncurrent portion of long-term debt and capital lease
  obligation................................................  $  3,207    $  3,207
Stockholders' equity:
     Preferred stock, $.01 par value, 10,000,000 shares
      authorized, no shares issued and outstanding..........        --          --
     Common stock, $.01 par value, 60,000,000 shares
      authorized, actual and as adjusted; 19,905,994 shares
      issued and outstanding, actual; 24,105,994 issued and
      outstanding, as adjusted..............................       199         241
     Additional paid-in capital.............................   103,140     325,550
     Deferred compensation, net.............................    (2,934)     (2,934)
     Accumulated other comprehensive loss...................       (49)        (49)
     Accumulated deficit....................................   (72,269)    (72,269)
                                                              --------    --------
          Total stockholders' equity........................    28,087     250,539
                                                              --------    --------
               Total capitalization.........................  $ 31,294    $253,746
                                                              ========    ========


     The number of shares outstanding excludes:

     - 3,719,813 shares of common stock reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $3.94 per share;

     - 2,486,386 shares of common stock reserved for future issuance under our employee benefit plans; and

     - 476,505 shares of common stock reserved for issuance pursuant to outstanding warrants with a weighted average exercise price of $25.46 per share.

                                    DILUTION


     Our net tangible book value as of September 30, 1999 was approximately $19.6 million, or $0.98 per share. After the sale of the 4,200,000 shares of common stock at a public offering price of $56.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 1999 would have been approximately $242.0 million, or $10.04 per share. This represents an immediate increase in net tangible book value of $9.06 per share to existing stockholders and an immediate dilution in net tangible book value of $45.96 per share to purchasers in this offering. Net tangible book value represents the amount of tangible assets less total liabilities. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share upon completion of this offering. The following table illustrates this per share dilution:



Public offering price per share.............................              $56.00
     Net tangible book value per share as of September 30,
      1999..................................................   $ 0.98
     Increase in book value per share attributable to new
      investors.............................................   $ 9.06
                                                               ------
Net tangible book value per share after this offering.......              $10.04
                                                                          ------
Dilution per share to new investors.........................              $45.96
                                                                          ======


     To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. See "Capitalization."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the consolidated financial statements and notes thereto and the unaudited consolidated financial statements and notes thereto incorporated by reference herein. The selected consolidated financial data set forth below with respect to our consolidated statements of operations for the years ended December 31, 1996, 1997 and 1998 and with respect to the consolidated balance sheets at December 31, 1997 and 1998 have been derived from audited consolidated financial statements incorporated by reference herein. The statement of operations data for the year ended December 31, 1995 and the balance sheet data at December 31, 1995 and 1996 are derived from audited financial statements not included or incorporated by reference herein. The unaudited consolidated statement of income data for the nine months ended September 30, 1998 and 1999 and the unaudited consolidated balance sheet data at September 30, 1999 are derived from, and are qualified by reference to, the unaudited consolidated financial statements incorporated by reference herein that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

                                                                                            NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                   -------------------------------------   -------------------
                                                    1995     1996      1997       1998       1998       1999
                                                   ------   -------   -------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues........................................   $   --   $    --   $ 2,047   $ 13,197   $  8,618   $ 13,502
Operating expenses:
    Research and development....................      486     1,741     6,061     16,605     11,234     21,506
    General and administrative..................      258     1,345     3,825      7,552      4,991      6,094
    Acquired in-process research and
       development(1)...........................       --        --        --     35,196     35,196         --
    Amortization of goodwill....................       --        --        --        381         --      1,143
                                                   ------   -------   -------   --------   --------   --------
Total operating expenses........................      744     3,086     9,886     59,734     51,421     28,743
                                                   ------   -------   -------   --------   --------   --------
Loss from operations............................     (744)   (3,086)   (7,839)   (46,537)   (42,803)   (15,241)
Interest income, net............................       --       221       745      1,844      1,527        589
Other income (expense)..........................       --        --        --        (80)       (80)        30
Income tax expense..............................       --        --       100        100         --        100
                                                   ------   -------   -------   --------   --------   --------
Net loss........................................     (744)   (2,865)   (7,194)   (44,873)   (41,356)   (14,722)
Accretion of mandatory redemption value of
  preferred stock...............................        1       494     1,286         --         --         --
                                                   ------   -------   -------   --------   --------   --------
Net loss attributable to common stockholders....   $ (745)  $(3,359)  $(8,480)  $(44,873)  $(41,356)  $(14,722)
                                                   ======   =======   =======   ========   ========   ========
Basic and diluted net loss per common share.....   $(3.48)  $ (5.87)  $ (3.97)  $  (2.86)  $  (2.88)  $  (0.74)
                                                   ======   =======   =======   ========   ========   ========
Shares used in computing basic and diluted net
  loss per common share.........................      214       572     2,138     15,681     14,345     19,799
                                                   ======   =======   =======   ========   ========   ========
OTHER DATA:
Loss from operations before acquired in-process
  research and development and amortization of
  goodwill......................................   $ (744)  $(3,086)  $(7,839)  $(10,960)  $ (7,607)  $(14,098)
                                                   ======   =======   =======   ========   ========   ========

                                                                       DECEMBER 31,
                                                           -------------------------------------   SEPTEMBER 30,
                                                           1995     1996       1997       1998         1999
                                                           -----   -------   --------   --------   -------------
                                                                              (IN THOUSANDS)        (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.........  $ 348   $ 5,671   $ 46,621   $ 30,982      $16,592
Working capital..........................................    246     4,581     42,455     26,573       11,739
Total assets.............................................    424     7,819     53,972     55,566       42,974
Total long-term debt and capital lease obligation........     --       446      1,551      5,305        4,646
Total stockholders' equity (deficit).....................   (833)   (4,187)    46,067     41,288       28,087

---------------

(1) In connection with our acquisition of Oncormed, we incurred a non-recurring charge of $35.2 million related to the write-off of acquired in-process research and development.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We were incorporated in September 1994 and have devoted substantially all of our resources to the development of our genomics technologies, bioinformatics systems and database products for use in pharmaceutical, diagnostic and agricultural product research and development. Our current customers include AGY Therapeutics, Inc., the American Home Products Corp.'s Wyeth-Ayerst Research unit, Aventis, Aventis CropScience, Fujisawa Pharmaceutical Co., Ltd., Japan Tobacco Inc., Merck & Co., Inc., N.V. Organon, a unit of Akzo Nobel NV, PE Biosystems, Procter & Gamble Pharmaceuticals, Inc., Schering-Plough Corporation's Schering-Plough Research Institute, SmithKline Beecham PLC, Therapeutic Genomics, Inc. and UCB Research Inc., a division of UCB Pharma.

     Since 1997, we have developed custom gene expression databases designed for each of our customers' internal programs and needs and targeted to specific therapeutic areas of interest, including heart failure, kidney disease, osteoporosis, psychiatric disorders and other major illnesses. Building on this know-how, in March 1999 we began developing our GeneExpress database suite of reference gene expression information. The GeneExpress databases contain information from a broad range of normal and diseased human tissues, tissues from experimental animals, human and animal cell lines and tissues that have been treated with many different drugs. We completed development of the first commercial version of the GeneExpress database suite in November 1999. We currently market GeneExpress through nonexclusive subscriptions to customers in the pharmaceutical, biotechnology and diagnostic industries, and are developing versions of the database suite to market to the academic and government life science research community and to physicians and patients. We sold our first GeneExpress subscription in December 1999.

     Customers for our custom database and related software products provide us with various combinations of recurring technology and database access fees, research fees, certain additional payments upon the attainment of research and product development milestones, royalty payments based on sales of any products resulting from their use of our products, and nonrefundable upfront payments. Subscribers to our GeneExpress database suite will pay us varying database access fees depending upon the level and type of information they obtain.

     Technology and database access fees are recognized evenly over the term of each customer agreement. We recognize revenues from research and development support when they are earned which is ordinarily when the work is performed or costs are incurred. Milestone payments and royalties are recognized when they are earned in accordance with the applicable performance requirements and contractual terms. Revenues for such amounts are deferred until earned. Nonrefundable upfront payments received for the value of transferred technology or other contractual rights that are not contingent upon future performance under the terms of the agreements are recognized as revenue upon execution of the agreements.

     Our future profitability will depend in part on the successful establishment of agreements with additional customers which include various combinations of genomic databases, bioinformatics software and genomics technology and the successful commercialization of our GeneExpress database suite. Payments for access to custom databases and the GeneExpress database suite are expected to be our primary source of revenue for the foreseeable future. We have not received and do not expect to receive significant royalty or other revenues from development and commercialization of products by our customers using our databases and other technology for several years, if at all. Revenues from our customers may be subject to significant fluctuation in both timing and amount, and, therefore, our results of operations for any period may not be comparable to the results of operations for any other period.

     We have incurred operating losses in each year since our inception. At September 30, 1999, we had accumulated operating losses of approximately $72.3 million. Our losses have resulted principally from costs incurred in the development of our gene expression databases, the $35.2 million non-recurring charge incurred in connection with our acquisition of Oncormed and general and administrative costs associated with our operations. These costs have exceeded our revenues which, to date, have been generated principally from agreements for our custom database and related software products. We expect to incur additional operating losses in future years.

UPDATE ON IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the acquisition of Oncormed in September 1998, we allocated $35.2 million of the $39.2 million purchase price to in-process research and development projects. This allocation represents the estimated fair value based on discounted cash flows related to the incomplete research and development projects. At the time of acquisition, the progress of these projects had not yet reached technological feasibility and the projects had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

     At December 31, 1999, we had substantially completed the technology projects that were underway as of the acquisition. In general, we believe these research and development projects are on track with management's plans at the time the acquisition occurred. Through December 31, 1999, no significant adjustments have been made in the overall economic assumptions or expectations that underlie our acquisition decision and related purchase accounting. All in-process research and development projects acquired as a result of the Oncormed acquisition have been incorporated in our existing products or technologies.

     Although we have substantially completed the projects, we cannot assure you that products or technologies resulting from those projects will achieve commercial success. If these products or technologies are not successfully developed or commercially successful, future results of operations of ours may be adversely affected.


RESULTS OF OPERATIONS


NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     Revenues increased to $13.5 million for the nine months ended September 30, 1999, from $8.6 million for the same period in 1998. The increase in revenues was the result of the expansion of our relationships with Japan Tobacco and Procter & Gamble in late 1998, offset partially by the timing of revenue recognized under other existing partner and customer relationships. Payments from each of Aventis CropScience, Japan Tobacco, Organon and Procter & Gamble accounted for 10% or more of revenues for the nine months ended September 30, 1999 and the nine months ended September 30, 1998.

     Research and development expenses increased to $21.5 million for the nine months ended September 30, 1999 from $11.2 million for the same period in 1998. The increase of $10.3 million for the nine months ended September 30, 1999 as compared to the same period in 1998 was primarily attributable to approximate increases of $4.2 million in research agreement expenses, $2.2 million in personnel expenses, and $1.8 million in laboratory supplies. This increase primarily relates to our efforts in building our GeneExpress database suite which started in 1999, expansion of our custom database and bioinformatics software businesses to accommodate new and expanded relationships with customers, and further development of our Flow-thru Chip program. We expect research and development expenses to increase as we expand our GeneExpress database suite, maintain new and expanding custom database development programs with customers, and further develop the Flow-thru Chip.

     General and administrative expenses increased to $6.1 million for the nine months ended September 30, 1999 from $5.0 million for the same period in 1998. These costs include the costs of corporate operations, finance and accounting, human resources and other general operations. For the nine months ended September 30, 1999 as compared to the same period in 1998, the increase of $1.1 million was primarily attributable to an approximate increase of $800,000 in personnel expenses and $300,000 in professional fees. This increase primarily relates to the expansion of our business development efforts, marketing costs of new products, and other general costs necessary to support the expansion of our operations. We expect that general and administrative expenses will increase as we expand our product lines and our sales and marketing efforts.

     Amortization of goodwill was $1.1 million for the nine months ended September 30, 1999, as a result of the acquisition of Oncormed in September 1998.

     Acquired in-process research and development was $35.2 million for the nine months ended September 30, 1998, as a result of the non-recurring charge for the acquisition of Oncormed in September 1998.

     Net interest income decreased to $589,000 for the nine months ended September 30, 1999, from $1.5 million for the same period in 1998 primarily due to smaller cash and investment balances as a result of funding our operating losses through September 30, 1999 and additional interest expense paid on equipment loans.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Revenues increased to $13.2 million in 1998 from $2.0 million in 1997. The increase in revenues resulted primarily from a full-year of custom database development activities under existing customer relationships in addition to new and expanded relationships in 1998. Payments from each of Aventis CropScience, Japan Tobacco, Organon and Procter & Gamble accounted for 10% or more of revenues for the year ended December 31, 1998, and payments from each of Procter & Gamble and Japan Tobacco accounted for 10% or more of revenues for the year ended December 31, 1997.

     Research and development expenses increased to $16.6 million in 1998 from $6.1 million in 1997. Excluding the increase in research and development costs of approximately $815,000 as a result of our acquisition of Oncormed, the remaining increase in research and development expenses was primarily attributable to approximate increases of $4.6 million in personnel expenses, $1.0 million in research agreement expenses and $1.0 million in facility costs. We also had general increases in laboratory supplies and depreciation expense. During 1998, we further expanded our custom database and bioinformatics software businesses and our Flow-thru Chip development program.

     General and administrative expenses increased to $7.6 million in 1998 from $3.8 million in 1997. Excluding the increase in general and administrative expenses of approximately $496,000 as a result of our acquisition of Oncormed, the remaining increase in general and administrative expenses was primarily attributable to approximate increases of $1.2 million in personnel expenses, $486,000 in amortization of deferred compensation on stock options and $465,000 in facility costs. We also had general increases in costs due to becoming a public company and depreciation expense. In 1998, we continued to expand our operations and business development efforts.

     Amortization of goodwill was $381,000 in 1998 as a result of the acquisition of Oncormed.

     Acquired in-process research and development was $35.2 million for the year ended December 31, 1998, as a result of the non-recurring charge for the acquisition of Oncormed in September 1998.

     Net interest income increased to $1.8 million in 1998 from $745,000 in 1997 due to a full-year of investment income in 1998 relating to the investment of proceeds from our 1997 private placement of equity securities and initial public offering.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

     Revenue under agreements with customers was approximately $2.0 million in 1997. We received no revenues in 1996. Substantially all of our 1997 revenues were from Procter & Gamble and Japan Tobacco. Revenues from other sources were not material.

     Research and development expenses increased to $6.1 million in 1997 from $1.7 million in 1996. The increase in research and development expenses was primarily attributable to approximate increases of $1.9 million in personnel expenses, $882,000 in laboratory supplies and $465,000 in depreciation expense as a result of our expanding our custom database and bioinformatics software businesses and our Flow-thru Chip development program.

     General and administrative expenses increased to $3.8 million in 1997 from $1.3 million in 1996. The increase in general and administrative expenses was primarily attributable to approximate increases of $690,000 in personnel expenses, $376,000 in legal costs and $249,000 in facility costs in connection with the overall scale-up of our operations and business development efforts and $279,000 in amortization of deferred compensation on stock options.

     Net interest income increased to $745,000 in 1997 from $221,000 in 1996. The increase was primarily due to the larger cash and investment balance on hand during 1997 as a result of private placements of equity securities and the completion of our initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through September 30, 1999, we financed our operations through the sale of equity securities, payments under agreements with partners and customers, and equipment and tenant improvement financing. As of September 30, 1999, we had obtained $471,000 of capital lease financing and $6.3 million under equipment and tenant improvement loans. As of September 30, 1999, we had approximately $16.6 million in cash and marketable securities, compared to $31.0 million as of December 31, 1998.

     Net cash used in operating activities was $10.5 million for the nine months ended September 30, 1999 compared to $7.7 million for the nine months ended September 30, 1998. We primarily used cash during 1999 and 1998 to fund our operating losses in addition to expenditures relating to intangibles and other assets.

     During the nine months ended September 30, 1999 and 1998, we had expenditures relating to intangibles and other assets of approximately $937,000 and $523,000, respectively. These expenditures were primarily for patent costs and license fees. We amortize such patent costs to research and development expense over the useful life of the underlying patent upon issuance. License fees are amortized to research and development expense over periods of one to seventeen years. These expenditures are necessary and are expected to increase as a result of continuing efforts to protect our intellectual property and to secure rights to current technology.

     Our investing activities, other than sales, maturities and purchases of available-for-sale securities, consisted of capital expenditures, which totaled $2.8 million and $5.6 million for the nine months ended September 30, 1999 and 1998, respectively, and the issuance of promissory notes to three of our officers totaling $750,000 during the nine months ended September 30, 1999. The decrease in capital expenditures from year to year was primarily due to the funding of tenant improvements and furniture purchases in the first quarter of 1998 relating to the completion of our new facility.

     Net cash used in financing activities was $283,000 for the nine months ended September 30, 1999 compared to net cash provided by financing activities of $4.0 million in the nine months ended September 30, 1998. During the nine months ended September 30, 1999, we obtained $425,000 to finance tenant improvements compared to $4.3 million of equipment financing received during the same period in 1998. The cash obtained in these periods was offset by increased repayments under equipment loans and a capital lease obligation during 1999.

     In June 1998, we entered into a $5.0 million loan agreement for the financing of laboratory, computer and office equipment. At September 30, 1999, we had borrowed approximately $4.8 million. In November 1999, we entered into a capital lease to purchase laboratory equipment for $300,000.

     In January 1999, we entered into a three-year agreement with Affymetrix, pursuant to which Affymetrix supplies its GeneChip probe arrays to us for the development of gene expression databases. Under the terms of the agreement, we will pay Affymetrix subscription fees for access to the probe arrays, purchase the probe arrays and related instrumentation and software, and pay royalties to Affymetrix on revenues generated from certain database subscriptions fees. Our commitments under other research and license agreements do not represent a significant expenditure in relation to our total research and development expense.

     In September 1999 and January 2000, we signed amendments to a Collaboration and License Agreement we entered into in 1997 with Organon, one of our significant custom database customers. The amendments enable both parties to limit the scope and accelerate the date of termination of the original agreement. At the time of the first amendment, we discontinued recognizing revenue related to the agreement, pending a determination by Organon whether to terminate the agreement. As amended, the customer can terminate our agreement effective as of September 15, 2000. In consideration for our agreement to allow early termination by Organon, which would result in the elimination of its obligation to provide future financial and other support for the collaboration, Organon agreed to grant us an exclusive perpetual license upon any such early termination for data developed pursuant to such agreement by Organon and us. We believe this data has significant value and would significantly enhance our GeneExpress database suite. If Organon terminates the agreement early, Organon must pay $2.0 million owed to us, $1.7 million of which has been previously recognized as revenue, and we must simultaneously purchase, for $2.0 million, the exclusive license. At this time, we believe it is unlikely that the agreement will be terminated as permitted by the amendments but cannot be certain of the ultimate outcome. If the agreement is not terminated, the parties will remain obligated to perform in accordance with the terms of the agreement, as amended.

     To date, all revenue received by us has been generated principally from our agreements with customers. We expect that substantially all revenue for the foreseeable future will come from subscribers to our GeneExpress database suite. Furthermore, our ability to achieve profitability will be dependent upon our ability to enter into additional arrangements with customers and successfully commercialize our GeneExpress database suite.

     We believe that the net proceeds of this offering together with existing cash and marketable securities, borrowings under equipment financing arrangements and anticipated cash flow from operations will be sufficient to support our operations at least until the end of 2003. These estimates are forward-looking statements that involves risks and uncertainties. Our actual future capital requirements and the adequacy of our available funds and the proceeds from this offering will depend on many factors, including those discussed under "Risk Factors" and the following:

     - progress of our discovery programs;

     - the number and breadth of these programs;

     - our ability to establish and maintain additional arrangements with customers;

     - the commercial success of the in-process technologies we acquired in our acquisition of Oncormed;

     - the progress of the development and commercialization efforts of our customers;

     - the level of our activities relating to our independent discovery programs and to the development and commercialization rights we retain in our arrangements with customers;

     - competing technological and market developments;

     - the costs associated with obtaining access to tissue samples and related information; and

     - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

     We could require additional financing in the future, which we may seek to raise through public or private equity offerings or debt financings. Additional financing may not be available when needed, or if available, we might not be able to obtain them on terms favorable to us and our stockholders. To the extent that we raise additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result. If adequate financing is not available when needed, we may be required to:

     - curtail significantly one or more of our research and development programs;

     - obtain funds through arrangements with customers that may require us to relinquish rights to certain of our technologies, discoveries or potential products; or

     - grant licenses on terms that are not favorable to us.


RECENT PRONOUNCEMENT



     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
101). SAB 101 is based upon existing accounting rules and provides specific guidance on how those accounting rules should be applied and specifically addresses revenue recognition for non-refundable technology access fees in the biotechnology industry. SAB 101 is effective for fiscal years beginning after December 15, 1999. The Company is currently in the process of evaluating SAB 101 and what effect it may have on the Company's financial statements. Accordingly, the Company has not determined whether SAB 101 will have a material impact on the financial position or results of operations of the Company.

                                    BUSINESS

OVERVIEW

     Gene Logic has built and is commercializing what we believe to be the world's most comprehensive survey of gene expression in human and animal tissues. We market two types of gene expression database products to the global pharmaceutical, healthcare and life science industries: our custom databases and related software products, for which we currently have 13 customers, and our new GeneExpress reference database suite, for which we currently have two customers. Gene expression, which is the degree to which genes in a cell are switched on or off, or regulated, is information critical to understanding the functions of genes. Since genes direct all biological processes, gene expression information is increasingly recognized by leading pharmaceutical companies as a fundamental tool for all aspects of biomedical research, particularly drug discovery and development.

     Since 1997, we have developed custom gene expression databases designed for each of our customers' internal programs and needs and targeted to specific therapeutic areas of interest, including heart failure, kidney disease, osteoporosis, psychiatric disorders and other major illnesses. Building on this know-how, in March 1999 we began developing our GeneExpress database suite of reference gene expression information. The GeneExpress databases contain information from a broad range of normal and diseased human tissues, tissues from experimental animals, human and animal cell lines and tissues that have been treated with many different drugs. We completed development of the first commercial version of the GeneExpress database suite in November 1999. We currently market GeneExpress through nonexclusive subscriptions to customers in the pharmaceutical, biotechnology and diagnostic industries, and are developing versions of the database suite to market to the academic and government life science research community and to physicians and patients. We sold our first GeneExpress subscription in December 1999.

     We generate our gene expression data in our own laboratories from tissues we collect through our biorepository network using two complementary technologies -- GeneChip microarrays produced by Affymetrix and our own patented READS technology. The combination of GeneChip microarrays and READS enables us to obtain comprehensive coverage of the genes expressed in virtually all important tissue types. By the end of 1999, the GeneExpress database contained gene expression profiles on over 1,000 tissue samples representing more than 30 million gene expression data points. By the end of 2003, we expect to have complete profiles on 30,000 tissue samples representing an estimated 3 billion gene expression data points.

     We have also developed sophisticated data management software in conjunction with our database products to enable our customers to integrate our information with their own in-house data, as well as with the gene sequence and other biological information publicly available on the Internet. Our software includes powerful tools for the analysis of this information, allowing users to conduct a broad variety of electronic experiments designed to answer their specific questions about mechanisms of disease and drug action.

     The GeneExpress database suite can be used for many important research applications, such as to discover and validate novel drug targets, develop therapeutic compounds and facilitate clinical trials and patient management. Because our gene expression information is warehoused in electronic form in a relational database, we have the flexibility of repackaging the data into different versions for customers requiring varying levels of information and pricing such versions optimally. As a result, we can market the same information to many different types of customers, thereby maximizing the revenue potential of the underlying data. We believe our GeneExpress database suite will become a fundamental reference source of gene expression information for many scientists engaged in industrial and academic biological research. Because the information is distributed over the Internet, we believe we can also establish a portal that will create multiple e-commerce promotional and transactional revenue opportunities. These may include the promotion and sale of third party products, such as custom gene chips, research reagents and specialized genomic diagnostic products.

     Our customers for our custom databases, data management software and GeneExpress database suite include:

- AGY Therapeutics                   - Organon (Akzo Nobel)      - SmithKline Beecham
- Aventis                            - PE Biosystems             - Therapeutic Genomics
- Aventis CropScience                - Procter & Gamble          - UCB Pharma
- Fujisawa Pharmaceutical              Pharmaceuticals           - Wyeth-Ayerst Laboratories
- Japan Tobacco                      - Schering-Plough Research    (American Home Products)
- Merck & Co.                          Institute

     These customers provide us with various combinations of technology and database access fees, research fees, up-front payments, research and product development milestone payments, and royalty payments that could enable us to receive a portion of our customers' revenues from sales of any products that result from use of our technology or proprietary database information.

     We have completed over 12,000 expression profiles in a wide variety of tissues and identified over 2,700 genes involved in the onset and progression of heart failure, kidney disease, infertility, psychiatric disorders and other major illnesses and over 2,100 genes that predict drug toxicity and agricultural crop characteristics. We are seeking patent protection for the most important of these discoveries. Our customers are currently using 24 of these genes in drug discovery programs from which we would be entitled to earn milestone payments and royalties on sales of any resulting products.

THE IMPORTANCE OF GENE EXPRESSION INFORMATION

     Diseases result when the physiological pathways that regulate the functioning of cells become abnormal or disturbed. The main components of these pathways are proteins, the synthesis of which is directed by genes within the cells. Genes translate their instructions for protein synthesis into messenger RNA, or mRNA; the amount of mRNA present in any given cell, which is termed gene expression, is thus a measure of the gene's activity. While each cell of the human body contains all of the approximately 100,000 genes, only about 10-20% of the genes are active in any particular cell type. By analyzing which genes are expressed in a cell or tissue and to what level, it can be determined which physiological pathways are active in the cell and to what degree. By understanding when and where abnormal gene expression occurs and the changes in expression that a drug can cause, the physiological pathways implicated in disease and drug action can be pinpointed. This knowledge can be used to help discover drug targets, screen drug leads, predict toxic effects of compounds, anticipate pharmacological responses to drug leads, and tailor clinical trials to the specific needs of subgroups within a population. By understanding the gene expression patterns of relevant tissues from patients with a disease, physicians may also be able to determine which treatments are likely to be effective for that condition and which may be ineffective or harmful.

     We believe that the GeneExpress database suite is the world's largest reference set of gene expression information and that it enables our customers to exploit the power of gene expression information to reduce the time, risk and cost involved in their product development efforts.

OUR STRATEGY

     Our goal is to be the world's leading source of gene expression information. The key elements of our strategy are to:

     - MARKET OUR DATABASE INFORMATION TO THE GLOBAL PHARMACEUTICAL, HEALTHCARE AND LIFE SCIENCE INDUSTRIES. We market our gene expression database products to a variety of customers that require different levels of information and support depending upon their gene expression data needs. Initially, we are marketing full-access subscriptions to our GeneExpress database suite to the global pharmaceutical industry and large biotechnology companies for use in their drug discovery, development and commercialization efforts. We also market less expensive subscriptions to versions of the GeneExpress database suite, which we call "data marts," to smaller biotechnology companies and academic research centers for specific product development or research applications. We will also continue to develop custom gene expression databases as requested by major customers, for which we expect to earn database access fees, and may earn milestone and royalty payments as products are developed and commercialized using our data.

     - EXPAND OUR GENE EXPRESSION DATABASES TO BUILD THE WORLD'S MOST COMPREHENSIVE GENE EXPRESSION RESOURCE. We are continually expanding the breadth and depth of our gene expression information with the intent of maintaining the GeneExpress database suite as the largest and most comprehensive gene expression database in the world. By the end of 1999, the database contained gene expression profiles on over 1,000 tissue samples representing more than 30 million gene expression data points. By the end of 2003, we expect to have complete profiles on 30,000 tissue samples representing an estimated 3 billion gene expression data points.

     - ENHANCE FUNCTIONALITY OF OUR SOFTWARE TO ADD FURTHER VALUE TO OUR DATA CONTENT. We introduced the first version of our GeneExpress database suite in November 1999 and plan to introduce new versions of GeneExpress over the next several months. Planned upgrades include expansion of the GeneExpress Index and enhanced data-analysis algorithms and other tools.

     - INCLUDE OTHER TYPES OF BIOLOGICAL DATA IN OUR DATABASES. As gene expression information becomes more widely used, we expect that our customers will demand various types of biological data complementary to the gene expression information we provide. These include, for example, single nucleotide polymorphism, or SNP, and protein expression profile information. Because we have designed our databases with leading-edge functionality, we believe that we will be able to readily generate and/or incorporate such data either into our existing products or into separate, specialized databases and become a source of an increasingly broad range of information.

     - LEVERAGE OUR INTERNET DISTRIBUTION CHANNEL TO EARN ADDITIONAL E-COMMERCE REVENUES. We intend to use the Internet distribution channels established to deliver our database information to sell other products to our database subscribers. We also intend to build promotional and transactional revenue streams derived from sales of third party products to our installed customer base. We believe that if we develop a respected Internet portal for genomics and research products, we will be able to sell a number of research products to our current customers, as well as new potential customers such as physicians and patients.

OUR PRODUCTS

     We generate the gene expression data in our own laboratories from tissues we collect through our biorepository network using two complementary technologies -- the GeneChip microarrays produced by Affymetrix Inc. and our own proprietary READS gene expression technology. The GeneChips currently provide quantitative expression levels for 40,000 human genes for which either full or partial sequences are known. During 2000, we expect that this number will grow significantly as Affymetrix releases new GeneChip microarrays. Currently GeneChip microarrays are also available for 19,000 mouse and 24,000 rat genes and we use these to profile experimental animals and disease models and in toxicology studies. Our READS technology does not depend on any prior knowledge of gene sequence, is applicable to all animal types, and is extremely sensitive. We use READS to determine the expression levels of novel genes that are not represented on the GeneChip microarrays and genes that are expressed at low abundance. The combination of GeneChip microarrays and READS enables us to obtain comprehensive coverage of the genes expressed in virtually all important tissue types.

  The GeneExpress Database Suite

     The content of the GeneExpress database suite is organized into three modules:

     - THE BIOEXPRESS DATABASE allows subscribers to use gene expression information to study normal physiology, elucidate the mechanisms of disease, identify disease-associated pathways and select and prioritize potential drug targets. This database represents a survey of gene expression in a broad range of normal and diseased human tissues, tissues from experimental animals and also human and animal cell lines. We are also building more in-depth profiles of samples specifically related to therapeutic areas in which the pharmaceutical industry spends the majority of its research dollars. These include central nervous system (or CNS), oncological and cardiovascular disease, diabetes, osteoporosis and inflammatory and immunological diseases.

     - THE TOXEXPRESS DATABASE contains gene expression profiles produced by drugs and other compounds associated with known classes of toxicity in the organs typically subject to such toxic effects, like the liver. These toxicity profiles can be used as references against which new drug leads can be screened to assess their toxic potentials. Screening early in the drug discovery and development process allows researchers to potentially reject compounds having unacceptable toxicity profiles before incurring the substantial expenses of traditional animal toxicology studies and clinical trial failures. We also have cases which indicate that gene expression profiling may predict human toxicity where traditional animal toxicity screening failed to reveal such effects. The database currently contains gene expression data from liver tissue from experimental animals treated in vivo at various dosages for varying time periods and primary rat and human hepatocytes treated in vitro. During 2000, we intend to expand the database to include toxicity profiles in CNS tissues, bone marrow, kidney and heart tissue.

     - THE PHARMEXPRESS DATABASE is analogous to the ToxExpress database and contains gene expression profiles produced by a wide range of marketed drugs across many human and animal tissue samples. Subscribers can use this information to analyze mechanisms of drug action at the molecular level, to re-engineer compounds to have more specific effects and, potentially, to identify new indications for existing products. At the end of 1999, there were approximately 400 drugs represented in the database. We expect that the content of the PharmExpress database will grow in parallel with the number of tissue samples accrued and processed. During 2000, we will also profile important categories of drugs in experimental animals in vivo and in cellular systems in vitro at a range of dosages and treatment periods.

     For each human sample in the GeneExpress suite, there is a variety of information, including biographical data, clinical history and diagnosis, laboratory values, medication history, drug treatment outcomes and social and family histories. Experimental animal samples are annotated with the details of the applicable experimental protocols, such as types and durations of treatments. This information can be used to define the samples that are relevant to specific biological questions. A user of our database conducting an electronic experiment begins by constructing a sample set relevant to the query, choosing among more than 150 attributes to define the set. For example, one might select all normal liver samples from males aged 20 to 50 years who have normal serum cholesterol levels and are not taking medications and compare this set with those having elevated cholesterol, as shown in Figure 1, which is representative of a sample search page of the database.

                                    FIGURE 1

                         [HUMAN SAMPLE SEARCH GRAPHIC]

     Within such a comparison a user could decide to look at all the genes or any subset, defined again by a wide choice of attributes. For example, one could choose only genes encoding a certain family of enzymes or all the genes on chromosome 22, as shown in Figure 2.

                                    FIGURE 2

                         [SEQUENCE BLAST QUERY GRAPHIC]

     The results of these queries may be displayed in many ways. For instance, they may, at the click of a button, be exported to sophisticated visualization and statistical analysis packages, or automatically mapped to the biological pathways with which they are associated by clicking on a button, as shown in Figure 3.

                                    FIGURE 3

                      [C4-DICARBOXYLIC ACID CYCLE GRAPHIC]

     The GeneExpress database suite also incorporates a GeneExpress Index, which serves as the link between the genes identified by a query and comprehensive information available about those genes from publicly available sources and our own proprietary annotations. This includes sequences and sequence clusters, gene homologies, gene classification and gene family data, gene function and pathway maps, chromosome location, single nucleotide polymorphism, or SNP, information, protein structures and relevant medical and scientific literature. These data sources are refreshed weekly. By selecting among these elements, a user can bring up on the computer screen an up-to-date customized report for genes of interest, as shown in Figure 4.

                                    FIGURE 4

                           [KNOWN GENE NAME GRAPHIC]

     In December 1999, we entered into our first subscription agreement for the GeneExpress database suite with Therapeutic Genomics, Inc. In January 2000, we entered into our second subscription agreement for the GeneExpress database suite with another customer. We expect to enter into additional subscription agreements for our GeneExpress database suite of products in the near future.

     During 2000, we plan to introduce enhanced features and functionality in versions of our database planned for release in the second and third quarters. Among these is expansion of the GeneExpress Index to rat and mouse sequences with associated homology links to human sequences. Also, we plan to introduce a feature, which we call an "electronic Northern blot," that allows profiling of a gene across multiple tissues at a single click. In addition, we expect to provide enhanced algorithms for clustering and statistical analysis, multiple new visualization tools and a pathway constructor that allows users to define their own proprietary biological pathways based on their discoveries.

  Custom Databases and Software Products

     Gene Logic has been developing customized databases tailored to specific customers' internal programs and needs since 1997. We currently have 13 customers for our custom gene expression and other genomic databases and data management software. Eleven are major pharmaceutical and life science technology companies, one a major agricultural company and one a biotechnology company. Five of these agreements provide us with various technology and database access fees, research funding and up-front payments. These five agreements also provide for additional payments upon attainment of research and product development milestones and royalty payments based on sales of any products that result from use of our technology or proprietary database information. We also have an agreement with a pharmaceutical company for the development of a database for predicting drug toxicity. Under that agreement, we may license the database and other products developed pursuant to the agreement to third party customers. In addition, we have agreements with a major pharmaceutical company, a life science technology company and a biotechnology company for bioinformatics software, database development, and data integration. Under those agreements, we receive annual software license fees and development fees. We have an additional four agreements with major pharmaceutical companies in which we receive fees for gene expression and genomic analysis of samples for the profiling of drugs both at the preclinical and clinical trial stages of development.

     The following table summarizes our relationships with our current custom database and bioinformatics software customers:

----------------------------------------------------------------------------------------------------------
                                DATE OF        CUSTOM     BIOINFORMATICS
CUSTOMER                        INITIATION    DATABASES      SOFTWARE       APPLICATIONS
----------------------------------------------------------------------------------------------------------
Procter & Gamble                May 1997         X                          Drug discovery for heart
Pharmaceuticals                                                             failure and osteoporosis
----------------------------------------------------------------------------------------------------------
 Japan Tobacco                  Sept. 1997       X                          Drug discovery for renal and
                                                                            other diseases
----------------------------------------------------------------------------------------------------------
 Organon(1)                     Dec. 1997        X                          Drug discovery for fertility
                                                                            and psychiatric disorders
----------------------------------------------------------------------------------------------------------
 Wyeth-Ayerst Laboratories(2)   June 1998        X                          Predictive toxicology
----------------------------------------------------------------------------------------------------------
 Aventis CropScience            June 1998        X                          Identification of genes for
                                                                            agricultural products
----------------------------------------------------------------------------------------------------------
 Merck & Co.                    Sept. 1998       X                          Clinical trial profiling
----------------------------------------------------------------------------------------------------------
 SmithKline Beecham             Sept. 1998                      X           Custom database development
----------------------------------------------------------------------------------------------------------
 Schering Plough Research       Sept. 1998       X                          Clinical trial profiling
  Institute
----------------------------------------------------------------------------------------------------------
 Aventis                        Sept. 1998       X                          Clinical trial profiling
----------------------------------------------------------------------------------------------------------
 AGY Therapeutics               Feb. 1999                       X           Custom database development
----------------------------------------------------------------------------------------------------------
 PE Biosystems                  Mar. 1999                       X           Custom database development
----------------------------------------------------------------------------------------------------------
 UCB Pharma                     Sept. 1999       X                          Drug discovery for asthma and
                                                                            allergies
----------------------------------------------------------------------------------------------------------
 Fujisawa Pharmaceutical        Dec. 1999        X                          Proprietary and reference drug
                                                                            profiling for diabetes
----------------------------------------------------------------------------------------------------------
 (1) A unit of Akzo Nobel
 (2) A division of American Home Products
----------------------------------------------------------------------------------------------------------

MARKET SEGMENTS

     Since release of the first commercial version of the GeneExpress database suite in November 1999, our sales and marketing efforts have concentrated principally on the largest pharmaceutical companies. We are expanding our marketing group and hiring field specialists to service what we see as rapidly increasing interest in and demand for our products from this first target market. Because of the flexible, modular nature of the GeneExpress database suite, we also plan to create smaller, less expensive databases, which we call data marts, containing segments or versions of the data from GeneExpress which we believe will make our products more accessible to potential customers lacking the resources of the largest pharmaceutical companies. Accordingly, during 2000, we will broaden our marketing efforts to include other market segments; specifically, we are assembling sales teams to focus on the smaller pharmaceutical, biotechnology and diagnostic sectors and have recently recruited a senior executive with wide experience in Internet-based business and e-commerce strategies. In addition, we may establish relationships with several major companies in the healthcare and life science industries that could link into our GeneExpress database suite as a portal for the promotion and sales of their goods and services over the Internet to a broad group of high value database users.

     The following table summarizes our business and marketing strategy for these market segments:

---------------------------------------------------------------------------------------------------------------------
        MARKET SEGMENT                    REVENUE MODEL            CUSTOMER ACCESS   ADDITIONAL REVENUE OPPORTUNITIES
---------------------------------------------------------------------------------------------------------------------
Largest Pharmaceutical and       Annual subscription to full      Internet           Products:
Biotechnology Companies          GeneExpress database suite       In-house server    Custom databases
                                                                                     Custom chips
                                                                                     Software
                                                                                     e-Commerce:
                                                                                     Research reagents
---------------------------------------------------------------------------------------------------------------------
  Other Pharmaceutical and       Annual subscription to target    Internet           Products:
  Biotechnology Companies        gene expression data marts       In-house server    Custom databases
                                                                                     Custom chips
                                                                                     Software
                                                                                     e-Commerce:
                                                                                     Research reagents
---------------------------------------------------------------------------------------------------------------------
  Academic Research              Inexpensive basic                Internet           Products:
                                 data/subscription access to                         Custom chips
                                 specialized gene expression                         e-Commerce:
                                 data marts                                          Research reagents
---------------------------------------------------------------------------------------------------------------------
  Diagnostic Companies           Annual subscription to full      Internet           Products:
                                 GeneExpress database suite       In-house server    Custom databases
                                 Annual subscription to gene                         Diagnostic chips
                                 expression data marts                               Software
                                                                                     e-Commerce:
                                                                                     Specialized gene probes
---------------------------------------------------------------------------------------------------------------------
  Clinical Research              Annual subscription to clinical  Internet           Products:
  Organizations                  gene expression data marts       In-house server    Custom databases
                                                                                     Custom chip
                                                                                     Software
---------------------------------------------------------------------------------------------------------------------
  Biomedical Companies           Promotional, advertising and     Internet           e-Commerce:
  Targeting Physicians and       transaction-based revenues from                     Pharmaceutical promotion:
  Patients Via the Internet      biomedical and other companies                        -- to physicians
                                                                                       -- direct-to-consumer
                                                                                     e-Health direct-to-consumer
                                                                                     Specialized diagnostics
---------------------------------------------------------------------------------------------------------------------

CORE PROCESSES USED TO CREATE OUR DATABASES

     To build our gene expression information products we have developed quality-controlled and quality-assured processes by which we acquire the appropriate human and animal tissues samples and related information and enter them into our biorepository, measure the level of gene expression in the samples under standardized conditions and manage, analyze and distribute to customers the massive amounts of resulting data.

  Biorepository

     Over the past three years, we have established an international network of clinical centers where we have agreements to collect human tissue samples. We believe this established network provides us with a significant competitive advantage because it has enabled us to acquire comprehensive data and gives us what we believe is superior access to tissue samples for genomic analysis purposes. The network currently consists of six major sites, four in the United States and two in the United Kingdom, which provide a broad range of normal and diseased human tissues; and nine other centers for the accrual of specialized tissue types. During 2000 we intend to add additional clinical centers to this network.

     At each center we have approvals and patient informed consent processes in place allowing us free and clear use of the tissues and related information. Tissues are obtained directly from the operating rooms according to protocols we have established to preserve their quality and shipped to our headquarters together with extracts from the clinical records. To obtain normal and treated experimental animal tissues we have contracted with a clinical research organization that specializes in this area. At our facilities every human and animal sample undergoes rigorous quality control and examination by a board-certified pathologist on our staff before accession into the biorepository. The process includes taking photomicrographs of each sample which are captured in the GeneExpress database suite and may be examined by users. There thus exists a complete audit trail from the clinical center to entry into the database. We have also set up a laser capture micro-dissection unit to allow us to separate certain complex tissues into their constituent cell types, each of which may then be analyzed independently.


     As of December 31, 1999, we had accrued over 3,000 human tissue samples, approximately one-third being normal and two-thirds diseased, and 4,000 experimental animal samples in the biorepository. Our human tissue collection comprises at least five samples from each of the major organ systems, because we believe multiple samples helps assure statistical accuracy and account for aberrational samples and inter-individual variation. By the end of 2000, our goal is to have 20 samples of each organ type. The animal samples consist of tissues from normal rats and mice and animals that have been treated with drugs of interest for the ToxExpress and PharmExpress databases. We have also collected tissues from experimental animal disease models and cell lines that are widely used in drug discovery research.


  Gene Expression Data Production

     The expression levels of the genes in each sample is measured using Affymetrix GeneChip microarrays. The current GeneChip set comprises five glass chips to which are attached small pieces of DNA from 5,600 full-length genes and 35,000 gene fragments. We expect that these numbers will be significantly expanded during 2000 and eventually cover the entire human genome. Our agreement with Affymetrix requires Affymetrix to supply us with GeneChip microarrays on a nonexclusive basis and provides us with price concessions, quality assurances and negotiated delivery requirements, which we believe give us an advantage not shared by other companies using gene expression technologies for commercial purposes.

     Fluorescent-labeled DNA sequences from a tissue sample bind to their complements on the GeneChip array. By detecting the positions of the fluorescent spots on the chip, researchers can determine which genes were expressed in the sample. The brightness of the spot represents a precise, quantitative measure of the level of expression of the gene. This measure is permanently stored and can be compared across all the samples in the GeneExpress database suite. Currently GeneChip microarrays are also available for 19,000 mouse and 24,000 rat genes and we use these to profile experimental animals and disease models and in toxicology studies.

     GeneChip microarrays are capable of measuring the expression levels of only those genes for which sequence information is available and for which probes have been placed on the chips. Currently this number is approximately 40,000. In order to obtain comprehensive coverage of all the genes expressed in important tissue types, we use our patented READS technology. The READS process does not depend on any prior knowledge of gene sequence, is applicable to all animal types, and is extremely sensitive. We use READS to determine the expression levels of novel genes that are not represented on the GeneChip microarrays and genes that are expressed at low abundance.

     The protocols and procedures we have developed for tissue accrual and for running both GeneChip microarrays and the READS process have been highly automated and extensively validated to the level of good laboratory practices, or GLP. We conduct regular audits of all key steps of these processes and the results of these audits are available to database subscribers.

     Our current production capacity is 400 samples, a throughput of 2,000 GeneChip microarrays, per month. During 2000, we expect to increase production to 800 samples per month. By December 2000, we expect to be adding approximately 50 million gene expression data points to the GeneExpress database suite every month.

  Data Management, Analysis and Distribution

     The production process generates very large amounts of gene expression data, which must be managed effectively and integrated with data from subscribers' in-house databases and a growing number of public domain genomic and medical databases available on the Internet. These various databases often have different, incompatible structures, but our proprietary Object Protocol Model, or OPM, data management software allows us and our customers to manage, integrate, and query them as if they were part of a single database. A major advantage of OPM is that it is easier to use for genomic applications than conventional database management software. Using OPM, a bioinformatics specialist can view the structure of the underlying database on a computer screen and interact with it by pointing and clicking. OPM software thus allows expert users to customize their version of the GeneExpress database suite rapidly.

     The GeneExpress database suite consists of three inter-related data sets -- the biological descriptions of the tissue samples and the associated clinical data, the quantitative measurements of gene expression in the samples, and the GeneExpress Index -- contained within an open Oracle 8.1 data warehouse core. Running on top of the data warehouse, through a structure known as a "run-time engine," is a layer of analysis applications. These applications allow a user to define sample and gene sets and to generate extensive reports about the genes expressed in the samples within the data warehouse. As examples, a user can ask for a:

     - gene signature -- the genes that are consistently expressed in samples of a given tissue type;

     - gene signature differential -- how gene expression changes from one type of sample to another, for example, from a normal tissue to its diseased state;

     - gene fold-change report -- a quantification of changes, for instance, from a normal to a diseased tissue, or from various tissues across stages of disease progression; and

     - cluster tree report -- a clustering of genes into functional pathways based on similar patterns in their gene expression profiles.

     Then, through the GeneExpress Index, the user can call up comprehensive on-screen reports on any or all of the genes of interest.

     From their desktops, users of the GeneExpress database suite log on over secure Internet connections to servers located at Gene Logic's main computer facility. This brings them to a user-friendly web interface inside their browsers. Each page offers them a variety of choices for searching the database and analyzing the data. The results may be saved in a dedicated workspace management area and may be shared with other members of a team or workgroup across the globe. Over time, the users in a major pharmaceutical company can construct and save the results of thousands of electronic experiments, such as normal gene expression profiles of important cell and tissue types, comparisons of diseased versus normal samples, animals versus human, pathway maps and sets of valuable patient data, and integrate these information sets into their discovery and development programs. We believe that with each use of these growing sets of legacy information, the value of the database to its users is increased, strengthening customer loyalty.

FLOW-THRU CHIP PROBE ARRAYS

     The GeneExpress database suite allows a researcher to rapidly identify a subset of genes that may be relevant to a specific disease, research program or drug discovery effort. The next step is to be able to profile the expression of that subset of genes under specific experimental conditions. For example, one might wish to screen a chemical library looking for those compounds that affect expression of the genes in a beneficial way, or develop a screening system to assess the toxicological potential of a series of new drug leads.

     To fill this market need, we have developed and received patents on a three-dimensional chip technology, called the Flow-thru Chip. The Flow-thru Chip is a glass or silicon wafer traversed by hundreds of thousands of discrete microscopic channels. Probes for the subset of genes of interest are attached to the inner surfaces of these channels, and molecules from the samples to be tested flow through the channels, coming into close proximity with the probes, thus facilitating binding.

     The Flow-thru Chip offers several features that make it well-suited to high throughput applications:

     - Speed. The small channels create a reaction vessel, causing molecules from the samples to bind rapidly to their complementary probes.

     - Sensitivity. Because of its three-dimensional structure, the Flow-thru Chip has greater surface area for attachment of probes than conventional flat chips. This allows detection of smaller quantities of molecules.

     - Cost. The process by which the Flow-thru Chips are manufactured is simple and cost-effective for smaller quantities as compared to high-density chips.

     - Versatility. The close proximity of probes and sample molecules may facilitate, in addition to the binding of DNA to DNA, a wide range of other reactions. For example, the Flow-thru Chip may be useful in analyzing interactions between two proteins, between proteins and DNA, or between proteins and small molecules.

     Although we will continue to use the Flow-thru Chip internally, Gene Logic does not itself intend to manufacture and market the Flow-thru Chip for commercial sale. We are currently in discussions with third parties to establish commercialization partnerships through which we could receive technology transfer payments and profit-sharing or royalties on Flow-thru Chip sales.

INTELLECTUAL PROPERTY

     We seek United States and international patent protection for major components of our technology platform, including elements of our READS, Flow-thru Chip and bioinformatic technologies. We also rely on trade secret protection for certain of our confidential and proprietary information, and we use license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. Our commercial success will be dependent in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property portfolio.

     As of December 31, 1999, we had exclusive rights to 13 issued patents, 11 of which are United States patents, and 62 patent applications, 47 of which are United States patent applications, relating to our technologies. We have exclusive rights to United States patents covering key aspects of READS gene expression analysis, gene expression analysis using restriction enzymes, and the Flow-thru Chip technology.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

     - the pending patent applications to which we have exclusive rights may not result in issued patents;

     - the claims of any patents which are issued may not provide meaningful protection;

     - we may not be successful in developing additional proprietary technologies that are patentable;

     - patents licensed or issued to us or our customers may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

     - others may have patents that relate to our technology or business.

     In addition, patent law relating to the scope of claims in the technology field in which we operate is still evolving. The degree of future protection for our proprietary rights, therefore, is uncertain. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies, and if patents are licensed or issued to us, design around the patented technologies licensed to or developed by us. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

     We are aware of a number of United States patents and patent applications and related foreign patents and patent applications owned by third parties relating to the analysis of gene expression or the manufacture and use of DNA probe arrays. These other technologies may provide third parties with competitive advantages over us and may hurt our business. In addition, third party patent applications contain broad claims, and it is not possible to determine whether or not such claims will be narrowed during prosecution and/or will be allowed and issued as patents, even if such claims appear to cover prior art or have other defects. An owner or licensee of a patent in the field may threaten or file an infringement action and we may or may not prevail in any such action. The cost of defending an infringement action may be substantial, which could significantly increase our expenses and increase our losses. Furthermore, required licenses may not be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent us from utilizing or commercializing one or more of our technologies.

     We have applied, and intend to make additional applications, for patent protection for methods relating to gene expression, for the disease-specific patterns of gene expression we identify and for the individual disease genes and targets we discover. Such patents may include claims relating to novel genes and gene fragments and to novel uses for known genes or gene fragments identified through our discovery programs. We may not be able to obtain meaningful patent protection for our discoveries; even if patents are issued, the scope of the coverage or protection they would afford is uncertain. Failure to secure such meaningful patent protection would endanger our competitive position.

     Several groups are attempting to identify and patent gene fragments and full-length genes, the functions of which have not been characterized, as well as fully characterized genes. There is substantial uncertainty regarding the possible patent protection for gene fragments or genes without known function or correlation with specific diseases. To the extent any patents issue to other parties on such partial or full-length genes, the risk increases that our potential products and processes and those of our customers may give rise to claims of patent infringement. The public availability of partial or full sequence information or the existence of patent applications related thereto, even if not accompanied by relevant function or disease association, prior to the time we apply for patent protection on a corresponding gene could hinder our ability to obtain patent protection with respect to such gene or to the related expression patterns. Furthermore, others may have filed, and in the future are likely to file, patent applications covering genes or gene products that are similar, or identical to, any for which we may seek patent protection. These patent applications may have priority over patent applications filed by us. Any legal action against us or our customers claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us and our customers to obtain a license in order to continue to manufacture or market the affected products and processes. We and our customers may not prevail in any such action and any license required under any patent may not be available on commercially acceptable terms, if at all. We believe that there is likely to be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in such litigation, it could consume a substantial portion of our managerial and financial resources and negatively impact our financial results.

     Enactment of legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened period of patent protection which may harm our patent position. If this change results in a shorter period of patent coverage, our business could be harmed to the extent that the duration and level of the royalties we are entitled to receive from our customers are based on the existence of a valid patent covering the product subject to the royalty obligation.

     With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. We believe that several elements of our drug discovery system involve proprietary know-how, technology or data that are not covered by patents or patent applications. In addition, we have developed a proprietary index of gene and gene fragment sequences which we update on an ongoing basis. Some of this data will be the subject of patent applications, whereas other data will be maintained as proprietary trade secret information. We have taken security measures to protect our proprietary know-how and technologies and confidential data and continue to explore further methods of protection. While we require all employees, consultants and customers to enter into confidentiality agreements, we cannot be certain that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. In the case of arrangements with our customers that require the sharing of data, our policy is to make available to our customers only such data as is relevant to our agreements with such customers, under controlled circumstances, and only during the contractual term of those agreements, and subject to a duty of confidentiality on the part of our customer. However, such measures may not adequately protect our data. Any material leak of confidential data into the public domain or to third parties may cause our business, financial condition and results of operations to be harmed.

     We are a party to various license agreements that give us rights to use technologies and biological materials in our research and development processes. We may not be able to maintain such rights on commercially reasonable terms, if at all. Failure by us to maintain such rights could harm our business.

COMPETITION

     Competition among entities attempting to identify the genes associated with specific diseases and to develop products based on such discoveries is intense. We face, and will continue to face, competition from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions, and government agencies, both in the United States and abroad. Several entities are attempting to identify and patent randomly sequenced genes and gene fragments, while others are pursuing a gene identification, characterization and product development strategy based on positional cloning. We are aware that certain entities, including Incyte Pharmaceuticals, Inc. and the Celera Genomics Group of PE Corporation, are using a variety of gene expression analysis methodologies, including the use of chip-based systems, to attempt to identify disease-related genes. In addition, numerous pharmaceutical companies are developing genomic research programs, either alone or in partnership with our competitors. Competition among such entities is intense and is expected to increase. In order to compete against existing and future technologies, we will need to demonstrate to potential customers that our technologies and capabilities are superior to competing technologies.

     Some of our competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. These competitors may discover, characterize or develop important genes, drug targets or drug leads, drug discovery technologies or drugs in advance of us or our customers or which are more effective than those developed by us or our customers, or may obtain regulatory approvals of their drugs more rapidly than we do or our customers do, any of which could have a material adverse effect on any of our similar programs. Moreover, our competitors may obtain patent protection or other intellectual property rights that could limit our rights or our customers' ability to use our technologies or commercialize therapeutic, diagnostic or agricultural products. We also face competition from these and other entities in gaining access to cells, tissues and nucleic acid samples used in our discovery programs.

     We will rely on our customers for support of certain of our discovery programs and intend to rely on our customers for preclinical and clinical development of related potential products and the manufacturing and marketing of these products. Each of our customers is conducting multiple product development efforts within each disease area that is the subject of its agreement with us. Generally, our agreements with customers do not preclude the customer from pursuing development efforts utilizing approaches distinct from that which is the subject of our agreement with them. Any of our product candidates, therefore, may be subject to competition with a potential product under development by a customer.

     Future competition will come from existing competitors as well as other companies seeking to develop new technologies for drug discovery based on gene sequencing, target gene identification, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. Our agreement with Affymetrix provides us with nonexclusive access to GeneChip probe arrays for our use in generating gene expression databases for license to multiple third parties and custom databases for license to a single third party. Accordingly, our competitors could obtain licenses to use GeneChip probe arrays to develop their own gene expression databases for internal use or may use other technologies to develop competitive products and services.

     Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field. Rapid technological development by us or others may result in products or technologies becoming obsolete before we recover the expenses we incur in connection with our development. Products offered by us could be made obsolete by less expensive or more effective drug discovery technologies, including technologies that may be unrelated to genomics. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies.

GOVERNMENT REGULATION

  Regulation of Drug Development and Commercialization

     We do not plan to conduct clinical trials in humans or commercialize therapeutic products discovered as a result of our gene, drug target and drug lead discovery programs but intend to rely on our customers to conduct such activities. Any new drug developed by the efforts of our customers as a result of their use of our GeneExpress database suite or other products must undergo an extensive regulatory review process in the United States and other countries before it can be marketed. This regulatory process, which includes preclinical studies and clinical trials, and may include post-marketing surveillance of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent marketing. Delays or rejections may also be encountered based on changes in United States Food and Drug Administration policies for drug review during the period of product development and FDA regulatory review of each submitted new drug application, or NDA, in the case of new pharmaceutical agents; or product license application, or PLA, or biologics license application, or BLA, in the case of biological therapeutics. Delays may also be encountered in the regulatory review of any diagnostic or agricultural product, where such review is required, and in obtaining regulatory clearance in foreign countries. Delays in obtaining marketing clearance could delay the commercialization of any drugs or diagnostic or agricultural products developed by our customers, impose costly procedures on our customers' activities, diminish any competitive advantages that our customers may attain and lessen our potential royalties.

     Even if regulatory clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market, which could reduce our revenue sources and hurt our financial results. Violations of regulatory requirements at any stage during the process, including preclinical studies and clinical trials, the review process, post-marketing approval or in good manufacturing practices or manufacturing requirements, may result in various adverse consequences to us, including:

     - the FDA's delay in granting marketing clearance of or refusal to grant marketing clearance a product;

     - withdrawal of a product from the market; or

     - the imposition of criminal penalties against the manufacturer and NDA, PLA or BLA holder.

     No product resulting from the use of our databases has been released for commercialization in the United States or elsewhere. In addition, no investigational new drug application has been submitted for any such product candidate. We expect to rely on our customers to file such applications and generally direct the regulatory review process. We cannot be certain if or when our customers will submit an application for regulatory review, or whether our customers will be able to obtain marketing approval for any products on a timely basis, if at all. If our customers fail to obtain required governmental approvals, it will prevent us from marketing drugs or diagnostic products. The occurrence of any of these events may cause our business, financial condition and results of operations to suffer.

  Regulation of Use of Human Tissue

     Our access to and use of human or other tissue samples in the expansion of our GeneExpress database suite and the creation of custom databases may become subject to government regulation, both in the United States and abroad. U.S. and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples. If our access to or use of human tissue samples, or our customers' use of data derived from such samples, is restricted, our business will suffer.

  Environmental Regulation

     Our research and development activities in some cases involve the controlled use of biological and other hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources. Other than such laws and regulations governing the generation, use and disposal of hazardous materials and wastes, and limiting workplace exposures to these materials, we do not believe our current and proposed activities are subject to any specific government regulation other than regulations affecting the operations of companies generally.

  Regulation of the Internet

     There is an increasing body of law and regulation pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Moreover, it may take years to determine whether and how existing laws such as those governing issues such as intellectual property ownership and infringement, privacy, copyright, trademark, trade secret, taxation and the regulation of the sale of other specified goods and services apply to the Internet. The requirement that we comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our products, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     Due to the global reach of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the State of Maryland, the governments of other states and foreign countries might attempt to regulate Internet activity and our transmissions or take action against us for violations of their laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

LEGAL PROCEEDINGS

     On October 19, 1999 a lawsuit was filed in the Circuit Court of Cook County, Illinois against Oncormed, Inc. and Gene Logic Inc. alleging that Oncormed was negligent in determining and reporting laboratory test results of a genetic test conducted by Oncormed. Oncormed sold its testing business to a third-party company prior to our acquisition of Oncormed. We are not engaged in any type of genetic testing, nor do we have plans to enter such markets. We maintain insurance coverage against such claims, and do not believe this action will have a material adverse impact on our business, financial condition or results of operations.


     In December 1999, Incyte Pharmaceuticals, Inc. filed an action against us in the United States District Court for the Northern District of California, Case No. C99-5180 MJJ. In the action, Incyte asserts claims against us for purported infringement of certain patent rights held by Incyte. The alleged infringing activity involves our use of a wet chemistry process that Affymetrix recommends be used in connection with the preparation of samples before the sample is measured by an Affymetrix GeneChip. We must answer or otherwise respond to the complaint by February 2, 2000. We believe that we have meritorious defenses and intend to defend this suit vigorously. However, we may not be successful. At this time, we cannot reasonably estimate the possible range of any loss resulting from this suit due to uncertainty about the ultimate outcome. We expect to continue to spend a significant amount of money and management time on this litigation.


EMPLOYEES

     As of December 31, 1999, we had 176 full-time employees, 57 of whom hold doctoral degrees and 36 of whom hold other advanced degrees. Of these, 148 were engaged in research and development, including bioinformatics, and 28 were engaged in business development, finance, and general administration. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good. Our future success depends in significant part on the continued service of our key scientific, technical and senior management personnel and our continuing ability to attract and retain highly qualified technical and managerial personnel. There is intense competition for such qualified personnel in the areas of our activities and we may not be able to continue to attract and retain the personnel necessary for the development of our business. Failure to attract and retain key personnel could cause our business, financial condition and results of operations to be harmed.

FACILITIES

     Gene Logic's headquarters consist of approximately 50,000 square feet of office and research laboratory space located in Gaithersburg, Maryland under a lease which expires in 2007. Gene Logic also leases approximately 19,000 square feet of additional office and research laboratory space in Gaithersburg, Maryland and 8,000 square feet of office space in Berkeley, California under lease agreements with terms expiring in 2001 and 2004, respectively. During early 2000, we expect to evaluate several alternatives for additional space to meet our current and projected needs.

                                   MANAGEMENT

     Our executive officers and directors, and their ages and positions as of January 11, 2000, are as follows:

              NAME                 AGE                      POSITION
              ----                 ---                      --------
Michael J. Brennan, M.D.,          41    Chief Executive Officer and Director
Ph.D. ...........................
Mark D. Gessler..................  38    President and Chief Operating Officer
Y. Douglas Dolginow, M.D. .......  45    Senior Vice President, Pharmacogenomics
Gregory G. Lennon, Ph.D. ........  42    Senior Vice President, Research and
                                         Development and Chief Scientific Officer
Victor M. Markowitz, D.Sc. ......  46    Senior Vice President, Data Management Systems
David S. Murray..................  52    Senior Vice President, Marketing and Sales
Philip L. Rohrer, Jr. ...........  43    Chief Financial Officer
Alan G. Walton, Ph.D., D.Sc. ....  64    Chairman of the Board of Directors
Jules Blake, Ph.D. ..............  75    Director
Charles L. Dimmler III...........  58    Director
G. Anthony Gorry, Ph.D. .........  59    Director
Jeffrey D. Sollender.............  40    Director

     Michael J. Brennan, M.D., Ph.D., has served as our Chief Executive Officer and as a director since December 1995. From December 1995 through January 1999, Dr. Brennan also served as our President. From October 1993 to November 1995, he was Vice President, Business Development for Corange International Limited's worldwide therapeutics business, Boehringer Mannheim Therapeutics. From June 1990 to October 1993, Dr. Brennan was a director and the general manager of Boehringer Mannheim, South Africa. Dr. Brennan received a Ph.D. in neurobiology and an M.D. from the University of the Witwatersrand, Johannesburg, South Africa. In 1985, he completed his residency in neurology at Boston City Hospital.

     Mark D. Gessler has served as our President and Chief Operating Officer since January 1999. From June 1996 to October 1999, Mr. Gessler served as our Chief Financial Officer and, from June 1996 to January 1999, was our Senior Vice President, Corporate Development. From February 1993 to June 1996, he was with GeneMedicine Inc., a gene therapy company, most recently as Vice President, Corporate Development. From 1988 until January 1993, he was Director of Business Development at BCM Technologies Inc., the venture and technology subsidiary of Baylor College of Medicine. While in that position, Mr. Gessler co-founded three biotechnology companies and a software company. Mr. Gessler holds an MBA from the University of Tennessee and was an Adjunct Professor of Business Administration at Rice University from 1991 to 1996.

     Y. Douglas Dolginow, M.D., joined us as Senior Vice President, Pharmacogenomics in September 1998. Dr. Dolginow served as President and Chief Operating Officer of Oncormed Inc. from October 1993 and as a director of Oncormed from May 1994 until joining us. Dr. Dolginow was Vice President of Regional Operations for Nichols Institute, a clinical laboratory company, from May 1991 to October 1993. From 1983 to 1991, he served as medical director for multiple clinical laboratories including Highland General Hospital, Oakland, California and Mt. Zion Hospital, San Francisco, California. Since 1984, he has been an active member of the Clinical Faculty at the University of California, San Francisco. Dr. Dolginow received an M.D. from the University of Kansas.

     Gregory G. Lennon, Ph.D., has served as our Senior Vice President, Research and Development and Chief Scientific Officer since June 1998. From September 1997 to June 1998, he was our Vice President, Genomics Research. Prior to joining us, Dr. Lennon was a senior scientist of the Human Genome Center at Lawrence Livermore National Laboratory from October 1991 to August 1997 and manager of the functional genomics research portfolio for the Department of Energy's Joint Genome Institute from January 1997 to August 1997. Dr. Lennon is a founder and the director of the I.M.A.G.E. (Integrated Molecular Analysis of Gene Expression) Consortium funded by the Department of Energy. He was a participant in both the Merck Gene Index project and the National Cancer Institute's Cancer Genome Anatomy Project. Dr. Lennon holds a Ph.D. in genetics from the University of Pennsylvania. He is an adviser to the National Cancer Institute of the National Institutes of Health.

     Victor M. Markowitz, D.Sc., has served as our Senior Vice President, Data Management Systems, since September 1998. He joined us in September 1997 as Vice President, Data Management Systems. Prior to joining us, Dr. Markowitz was a staff scientist at Lawrence Berkeley National Laboratory and project leader in the laboratory's Data Management Research and Development Group. He is the principal architect of the Object Protocol Model software. Dr. Markowitz received his M.Sc. and D.Sc. degrees in computer science from Technion, the Israel Institute of Technology.

     David S. Murray has served as our Senior Vice President, Marketing and Sales, since January 2000. From 1968 until January 2000, Mr. Murray held various positions with Dun & Bradstreet Corporation, a business information provider, including Executive Vice President, U.S., from 1994 until January 2000, and President, Asia/Pacific-Latin America, from 1991 until 1994. Mr. Murray served as Senior Vice President, Asia/Pacific-Latin America, from 1990 until 1991, President, Japan, from 1989 until 1990, and Managing Director, Hong Kong, from 1987 until 1989. Mr. Murray holds a B.S. in business administration from Murray State University.

     Philip L. Rohrer, Jr., has served as our Chief Financial Officer since October 1999. From May 1978 until August 1999, Mr. Rohrer held various positions with BioWhittaker Inc., a biotechnology supply company, including Chief Financial Officer from 1988 until December 1992 and again from September 1993 until 1999. Mr. Rohrer served as Vice President and General Manager for Diagnostic Products from September 1992 to September 1993. Mr. Rohrer holds an A.B. in biology from Hood College and an M.S.M. from Frostburg State University.

     Alan G. Walton, Ph.D., D.Sc., has served as our Chairman of the Board of Directors since our inception in September 1994. He has been a General Partner of Oxford Bioscience Partners, a private equity investment firm, since 1991 and a member of the Board of Directors of Collaborative Clinical Research since 1994 and Alexandria Real Estate Equities, Inc., a public company, since 1998. In 1981, Dr. Walton co-founded University Genetics Co., a public corporation specializing in technology transfer from academic institutions to industry and in the seed financing of high-technology start-ups, and served as its President and Chief Executive Officer until 1987. He has lectured extensively at various universities, including Harvard Medical School, Indiana University and Case Western Reserve University, where he was Professor of Macromolecular Science and Director of the Laboratory for Biological Macromolecules. Dr. Walton received a Ph.D. in chemistry and a D.Sc. in biological chemistry from Nottingham University, England.

     Jules Blake, Ph.D., has served as a director since our inception in September 1994. From 1973 until his retirement in 1989, Dr. Blake served as Vice President of Research and Development and Vice President, Corporate Scientific Affairs, for Colgate-Palmolive, Inc., a consumer products company. Dr. Blake was appointed as an Industrial Research Institute Fellow at the United States Office of Science and Technology Policy, Executive Office of the President, where he served until 1991. Dr. Blake serves on the boards of directors of the public companies Martek Biosciences Corporation and ProCyte Corporation. Dr. Blake holds a Ph.D. in organic chemistry from the University of Pennsylvania.

     Charles L. Dimmler III has served as a director since May 1996. Mr. Dimmler has been a Managing Director of Burrill & Company, a private merchant banking firm specializing in the life science industries, since January 2000. From July 1994 to December 1999, Mr. Dimmler was an investment officer of the Cross Atlantic Partners Funds and an operating officer of Cross Atlantic Partners, Inc., a unit of Investec Group Investments Limited. Since 1988, Mr. Dimmler has been a General Partner of Hambro International Equity Fund. He serves as a director of several private companies. Mr. Dimmler earned his undergraduate degree from the University of California at Davis.

     G. Anthony Gorry, Ph.D., has served as a director since January 1997. Since April 1992, Dr. Gorry has been Vice President, Information Technology and Professor of Computer Science at Rice University.

Presently he is also Professor of Management and Director of the Center for Technology in Teaching and Learning at Rice. Dr. Gorry is also a Director of the W.M. Keck Center for Computational Biology, a joint endeavor of Rice, Baylor College of Medicine and the University of Houston. He directs a training grant on computational biology funded by the National Library of Medicine. He is also Adjunct Professor of Neuroscience at Baylor College of Medicine. Dr. Gorry holds a B.Eng. from Yale University, an M.S. in chemical engineering from the University of California (Berkeley) and a Ph.D. in computer science from the Massachusetts Institute of Technology. He is a Member of the Institute of Medicine of the National Academy of Sciences and a Fellow of the American College of Medical Informatics.

     Jeffrey D. Sollender has served as a director since July 1997. Mr. Sollender is a founder of and advisor to Biotechvest L.P., a venture capital investment firm formed in 1993. From 1994 through December 1995, Mr. Sollender served as an advisor to Forward Ventures, a venture capital investment firm. Mr. Sollender became a venture partner of Forward Ventures in 1996 and a general partner in September 1997. Mr. Sollender co-founded Triangle Pharmaceuticals, Inc., a biopharmaceutical company, in 1995, CombiChem Inc., a combinatorial chemistry company, in 1994 and GenQuest, Inc., a functional genomics company, in 1995. He served as Vice President of Operations and Business Development for CombiChem Inc. and GenQuest, Inc. until January 1995 and February 1996, respectively. Mr. Sollender co-founded AriZeke Pharmaceuticals, an oral drug delivery company, in 1997 and continues to serve as Chairman and Chief Executive Officer of the company. Mr. Sollender received his MBA from the University of Chicago Graduate School of Business.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of common stock as of December 31, 1999 by:

     - each person who is known by us to own beneficially more than five percent of the outstanding shares of our common stock;

     - each of our directors;

     - each of our executive officers; and

     - all directors and executive officers as a group.


                                                                                         PERCENT OF
                                                                                           COMMON
                                                                                          STOCK(1)
                                                                   AMOUNT AND        -------------------
                                                              NATURE OF BENEFICIAL    BEFORE     AFTER
                      NAME AND ADDRESS                            OWNERSHIP(1)       OFFERING   OFFERING
                      ----------------                        --------------------   --------   --------
Wellington Management Company, LLP(2).......................       1,359,400            6.8%       5.6%
Alan G. Walton, Ph.D., D.Sc.(3).............................       1,015,571            5.1%       4.2%
Michael J. Brennan, M.D., Ph.D.(4)..........................         773,561            3.8%       3.2%
Mark D. Gessler(5)..........................................         413,847            2.1%       1.7%
Gregory G. Lennon, Ph.D.(6).................................         228,476            1.1%      *
Victor M. Markowitz, D.Sc.(7)...............................         149,773           *          *
Y. Douglas Dolginow, M.D.(8)................................         141,679           *          *
G. Anthony Gorry, Ph.D.(9)..................................          61,688           *          *
Charles L. Dimmler III(10)..................................          43,169           *          *
Jules Blake, Ph.D.(11)......................................          30,750           *          *
Jeffrey D. Sollender(12)....................................          29,500           *          *
Philip L. Rohrer, Jr.(13)...................................          13,020           *          *
David S. Murray(14).........................................              --             --         --
All directors and executive officers as a group (12                2,901,034           13.8%      11.5%
  persons)(15)..............................................


---------------
  * Less than 1%.


 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D, 13F and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 20,005,688 shares of common stock outstanding as of December 31, 1999 and 24,205,688 shares of common stock outstanding after the completion of this offering.

 (2) Wellington Management Company, LLP's offices are located at 75 State Street, Boston, Massachusetts 02109.

 (3) Includes an aggregate of 947,577 shares held of record by Oxford Bioscience Partners, of which Dr. Walton is a general partner, and by entities related thereto. Also includes 30,000 shares subject to options held by Dr. Walton exercisable within 60 days of December 31, 1999. Oxford Bioscience Partners' offices are located at 315 Post Road West, Westport, Connecticut 06880.


 (4) Includes 100,000 shares held of record by the Brennan Family Limited Partnership and 228,561 shares subject to options held by Dr. Brennan exercisable within 60 days of December 31, 1999. If the underwriters' over-allotment option is exercised in full, Dr. Brennan will sell 70,000 shares in the offering, in which case he would beneficially own 703,561 shares or 2.8% of the common stock after the offering.

 (5) Includes 30,000 shares held of record by the Gessler Family Limited Partnership, and 137,822 shares subject to options held by Mr. Gessler exercisable within 60 days of December 31, 1999. If the underwriters' over-allotment option is exercised in full, Mr. Gessler will sell 50,000 shares in the offering, in which case he would beneficially own 363,847 shares or 1.5% of the common stock after the offering.


 (6) Includes 172,635 shares subject to options held by Dr. Lennon exercisable within 60 days of December 31, 1999. If the underwriters' over-allotment option is exercised in full, Dr. Lennon will sell 5,000 shares in the offering, in which case he would beneficially own 223,476 shares, which would be less than 1% of the common stock after the offering.

 (7) Includes 149,773 shares subject to options held by Dr. Markowitz exercisable within 60 days of December 31, 1999.

 (8) Includes 72,917 shares subject to options held by Dr. Dolginow exercisable within 60 days of December 31, 1999. If the underwriters' over-allotment option is exercised in full, Dr. Dolginow will sell 25,000 shares in the offering, in which case he would beneficially own 116,679 shares, which would be less than 1% of the common stock after the offering.

 (9) Includes 59,688 shares subject to options held by Dr. Gorry exercisable within 60 days of December 31, 1999.

(10) Includes 30,000 shares subject to options held by Mr. Dimmler exercisable within 60 days of December 31, 1999. Does not include 346,507 shares held of record by Cross Atlantic Partners K/S, 193,738 shares held of record by Cross Atlantic Partners II K/S and 104,154 shares held of record by Cross Atlantic Partners III K/S. Until December 31, 1999, Mr. Dimmler was an operating officer of Cross Atlantic Partners, Inc. and an investment officer of Cross Atlantic Partners Funds. Mr. Dimmler no longer has either voting power or power of disposition with respect to the 644,399 shares held of record by Cross Atlantic Partners K/S and related entities and disclaims beneficial ownership of such shares.

(11) Includes 30,750 shares subject to options held by Dr. Blake exercisable within 60 days of December 31, 1999.

(12) Includes 27,500 shares subject to options held by Mr. Sollender exercisable within 60 days of December 31, 1999.

(13) Includes 13,020 shares subject to options held by Mr. Rohrer exercisable within 60 days of December 31, 1999.

(14) Mr. Murray joined our company in January 2000.


(15) Includes 952,666 shares subject to options held by all directors and executive officers as a group exercisable within 60 days of December 31, 1999. If the underwriters' over-allotment option is exercised in full, certain officers will sell an aggregate of 150,000 shares in the offering, in which case all directors and executive officers as a group would beneficially own 2,751,034 shares, or 10.7% of the common stock after the offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, who are represented by ING Barings LLC, Hambrecht & Quist LLC, FleetBoston Robertson Stephens Inc. and Dain Rauscher Incorporated, have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:


                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
ING Barings LLC.............................................  1,512,000
Hambrecht & Quist LLC.......................................  1,092,000
FleetBoston Robertson Stephens Inc. ........................  1,092,000
Dain Rauscher Incorporated..................................    504,000
                                                              ---------
          Total.............................................  4,200,000
                                                              =========


     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.


     We have been advised by the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $1.75 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the underwriters.


     The following table shows the fees to be paid to the underwriters by us and, if the underwriters' over-allotment option is exercised, by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:


                                                       PER           NO               FULL
                                                      SHARE       EXERCISE          EXERCISE
                                                      -----    --------------    --------------
Payable by Gene Logic Inc...........................  $2.94    $   12,348,000    $   13,759,200
Payable by the selling stockholders.................  $2.94    $            0    $      441,000


     Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us are expected to be approximately $400,000.


     We and the selling stockholders have granted the several underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 630,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus (consisting of up to 480,000 shares offered by us and up to 150,000 shares offered by certain selling stockholders). To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to 4,200,000. To the extent the underwriters exercise such option, we and the selling stockholders will be obligated, pursuant to the option, to sell the additional shares to the underwriters. The underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 4,200,000 shares of common stock are being offered.


     In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the underwriters, in connection with this offering, may place bids for or make purchases of the common stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the common stock, which may be higher than the price that might otherwise prevail in the open market. We cannot assure you that the price of the common stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the underwriters may also place bids, or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The underwriters are not required to engage in these activities and may end these activities at any time.

     Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

     The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act.


     We and each of our directors and executive officers and certain of our security holders, who in the aggregate will beneficially own, following this offering (assuming no exercise of the underwriters' over-allotment option), 2,334,262 shares of common stock and options to purchase 952,666 shares of common stock exercisable within 60 days of December 31, 1999, have agreed that they will not directly or indirectly, without the prior written consent of ING Barings LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into common stock for a period of 90 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under our current stock option and purchase plans and other currently outstanding options and warrants.


                                 LEGAL MATTERS

     The validity of the shares of common stock being sold in this offering and other legal matters relating to the offering will be passed upon for us by Cooley Godward LLP, San Diego, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Winthrop, Stimson, Putnam & Roberts, Stamford, Connecticut.

                                    EXPERTS

     The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Gene Logic Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC requires us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we terminate the effectiveness of this registration statement.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1998, as amended on April 20, 1999.

          2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

          3. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on November 4, 1997 including any amendments or reports filed for the purpose of updating such description.

          4. All of the filings pursuant to the Exchange Act after the date of filing the original Registration Statement and prior to the effectiveness of the Registration Statement.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to the following address: Gene Logic Inc., 708 Quince Orchard Road, Gaithersburg, Maryland 20878,
Attention: Robert Burrows, Director of Corporate Communications.

             ------------------------------------------------------
             ------------------------------------------------------

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   18
Dividend Policy.......................   18
Price Range of Common Stock...........   19
Capitalization........................   20
Dilution..............................   21
Selected Consolidated Financial
  Data................................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   29
Management............................   46
Principal Stockholders................   49
Underwriting..........................   51
Legal Matters.........................   52
Experts...............................   52
Where You Can Find More Information...   53


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                                4,200,000 SHARES


[GENE LOGIC INC. LOGO]

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                                  ING BARINGS

                                   CHASE H&Q

                               ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS


                                JANUARY 27, 2000


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